Management’s Discussion & Analysis

For the years ended October 31, 2022 and 2021

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide” or the “Company”) for the years ended October 31, 2022 and 2021 is dated January 30, 2023. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the years ended October 31, 2022 and 2021 (the “Financial Statements”). These Financial Statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

In this MD&A, the terms “we”, “us” and “our” refer to High Tide. This MD&A also refers to the Company’s three reportable operating segments: (i) the “Retail” Segment represented by brands, including Canna Cabana, Meta Cannabis Co, Grasscity, Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals, (ii) the “Wholesale” Segment represented by brands Valiant Distributions and Famous Brandz, and (iii) the “Corporate” Segment (each as defined below under the heading – Glossary of Terms).

High Tide is a leading retail-focused cannabis company with bricks-and-mortar as well as global e-commerce assets.  The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 120 – 4954 Richard Road SW, Calgary, Alberta, T3E 6L1, while the address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

Additional information about the Company, including the Financial Statements, news releases, the Company’s short form base shelf prospectus, as supplemented, annual information form for the year ended October 31, 2022, dated January 30, 2023, and other disclosure items of the Company can be accessed at www.sedar.com and at www.hightideinc.com.

Glossary of Terms

In this MD&A, unless otherwise indicated or if the context otherwise requires, “2018 Farm Bill” means the Agriculture Improvement Act of 2018, including any regulations promulgated thereunder, as amended; “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “ECL” means expected credit loss; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “ATM Program” means the at-the-market equity offering program of the Company established pursuant to the ATM Prospectus Supplement on December 6, 2021, which allows the Company to issue up to $40,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “ATM Prospectus Supplement” means the prospectus supplement of the Company dated December 3, 2021 relating to the ATM Program; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Bought Deal Offering” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “Bud Heaven” means Livonit Foods Inc. operating as Bud Heaven; “Bud Room” means Bud Room Inc.; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated April 22, 2021 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada;  “Cannabis Act” means the Cannabis Act (Canada), including any regulations promulgated thereunder, as amended; “Cannabis Control Act” means the Cannabis Control Act (Ontario); “Cannabis Regulations” means the Cannabis Regulations (Canada), including any regulations promulgated thereunder, as amended; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “CBD” means industrial Hemp-based cannabidiol; “CBG” means industrial Hemp-based cannabigerol; “CGU” means cash-generating unit; “Choom” means Choom Holdings Inc. and its subsidiaries and their respective stores;  “Common Shares” means the common shares in the capital of the Company; “connectFirst” means Connect First Credit Union Ltd.; “ConnectFirst Credit Facility” has the meaning ascribed thereto under the heading “connectFirst Credit Facility”; “COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2); “Crossroads Cannabis” means the cannabis stores operating under the brand Crossroads Cannabis; “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “DEA” means the U.S

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Drug Enforcement Administration; “Delta-8” means delta-8 tetrahydrocannabinol; “Delta-9” or “THC” means delta-9 tetrahydrocannabinol; “DSHEA” means the Dietary Supplement Health and Education Act of 1994; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Epsilon” means Epsilon Healthcare Limited (formerly, ‘THC Global Group Limited’); “Equity Distribution Agreement” means the equity distribution agreement dated December 3, 2021 entered into among the Company and Agents associated with the ATM Program; “Exchange Act” means the Securities Exchange Act of 1934; “FABCBD” means Fab Nutrition, LLC.; “Famous Brandz” means Famous Brandz Inc., a former, wholly owned subsidiary of the Company which was amalgamated with RGR Canada Inc. to form Valiant Canada; “Federal Paraphernalia Law” means U.S. Code Title 21 Section 863; “FDA” means U.S. Food and Drug Administration; “FDCA” means the Federal Food, Drug, and Cosmetic Act; “FOFI” means future oriented financial information; “FTC” means the U.S. Federal Trade Commission; “FTCA” means the Federal Trade Commission Act; “FVLCD” means fair value less costs of disposal; “FVTPL” means fair value through profit and loss; “GBP” means British pound sterling; “GIC” means guaranteed investment certificate; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “Halo Kushbar” means the sale of three operating Kushbar retail cannabis assets to Halo Labs Inc.;  “Hemp” means the plant cannabis sativa L. and any part of that plant, including the seeds thereof, and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a THC concentration of not more than 0.3% on a dry weight basis; “IAS” means International Accounting Standards ;“IFR” means Interim Final Rule; “IFRS Committee” means IFRS Interpretations Committee; “IND” means Investigational New Drug Application; “IND Preclusion” means section 201(ff)(3)(B)(ii) of the FDCA; “Kensington” means the licensed cannabis retail store location in Alberta purchased on June 4, 2022 ; “Key Personnel” means collectively Management and certain consultants; “Jimmy’s Cannabis” means 1171882 B.C. Ltd., operating as Jimmy’s Cannabis Shop BC; “July 2022 Warrant” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “Lender” means ATB Financial; “Licensed Producers” means any Person duly authorized by Health Canada pursuant to applicable laws to engage in the cultivation, production, growth and/or distribution of cannabis; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions;  “Management” means the management of the Company, as constituted from time to time; “Material Adverse Effect” means a material adverse effect on the Business carried on by the Company and its subsidiaries as at the date of this MD&A, the properties, assets, liabilities (including contingent liabilities), results of operations, financial performance, financial condition, or the market and trading price of the securities, of the Company and its subsidiaries, taken as a whole; “Meta Growth” means Meta Growth Corp., a wholly owned subsidiary of the Company; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “SPPI” means solely payment of principal and interest; “NDI” means New Dietary Ingredient; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “OCN” means Opaskwayak Cree Nation; “Omnibus Plan” means the 20% fixed compensation incentive plan of the Company, as amended from time to time; “OneLeaf” means the OneLeaf brand; “Ontario Lottery Winner” means the third winner of the lottery conducted by the Alcohol and Gaming Commission of Ontario on January 11, 2019, for the allocation of one of the 25 limited opportunities to apply for a Retail Store Authorization to operate a cannabis retail store in the Province of Ontario whom the Company entered into an option agreement with and ultimately purchased stores from; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective;  “Retail Store Authorization” means, collectively, the Authorizations required to engage in the retail sale and distribution of adult-use cannabis and cannabis products at licensed premises; “RSU means restricted share units of the Company granted pursuant to the Omnibus Plan; “Sarbanes-Oxley” means the Sarbanes-Oxley Act (United States); “SKU” means stock keeping unit; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “Unit” has the meaning ascribed thereto under the heading “July 2022 Bought Deal”; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated September 17, 2021 included in the Registration; “U.S. Prospectus Supplements means the prospectus supplement dated December 3, 2021 to the U.S. Base Prospectus; “USD” United States dollars; “USDA” means the U.S. Department of Agriculture; “Valiant Distributions” means Valiant Distribution Canada Inc., a wholly owned subsidiary of the Company formed under the Business Corporations Act (Alberta) on November 1, 2020, pursuant to articles of amalgamation filed in respect of the amalgamation of RGR Canada Inc. and Famous Brandz Inc., a former wholly owned subsidiary of the Company; and Valiant Distribution Inc., a wholly owned subsidiary of the Company, incorporated under the laws of the State of Delaware on April 6, 2019; and “Warrants” means the Common Share purchase warrants of the Company.

3

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Corporate Overview

Nature of Operations

The Company’s vision is to offer a full range of best-in-class products and services to cannabis consumers, while growing organically and through acquisitions, to become the world’s premier retail-focused and vertically integrated cannabis enterprise.

The Company’s retail operations are focused on business-to-consumer markets. The operations of Canna Cabana is focused on the retail sale of recreational cannabis products for adult use as well as consumption accessories in Canada. The Company’s e-commerce operations are made up of Grasscity, Smoke Cartel, FABCBD, Daily High Club, DankStop, Blessed CBD and NuLeaf Naturals. Grasscity has been operating as a major e-commerce retailer of consumption accessories for over 20 years. It has significant brand equity in the United States and around the world, while providing an established online sales channel for High Tide to sell its proprietary products. Smoke Cartel was founded in 2013 and has grown to become one of the most searchable sites of its kind. FABCBD was founded in 2017 and has grown to be one of the leading online retailers in the Hemp-derived CBD space in the United States, and with over one million consumption accessories sold under the Daily High Club name, Daily High Club has become one of the leading online retailers of in demand consumption accessories and monthly subscription boxes. DankStop is a leading online consumption accessories retailer. With an industry leading and innovative website and a dedicated support team, DankStop has been raising the bar for online consumption supply industry since 2014. Blessed CBD is one of the leading online retailers for CBD products in the U.K. Blessed CBD provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best U.K. CBD oil in several publications including The Mirror, Reader’s Digest, and Maxim Magazine, further establishing the Company’s e-commerce presence. Newly acquired NuLeaf Naturals is one of America’s leading CBD companies. Since 2014, NuLeaf Naturals has been committed to creating the world’s highest quality CBD products in their most pure and potent form. NuLeaf Naturals’ products are produced at a cGMP-certified facility enabling them to manufacture groundbreaking CBD formulations while exceeding the highest levels of regulatory compliance. NuLeaf Naturals is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified 5-star customer reviews through their e-commerce platform.

The wholesale operations of Valiant helps with the overall product strategy of the retail operations of the Company and are primarily focused on the manufacturing and distribution of consumption accessories. Valiant designs and distributes a proprietary suite of branded consumption accessories including overseeing their contract manufacturing by third parties. Valiant also focuses on acquiring celebrity licenses, designing, and distributing branded consumption accessories.  Additionally, it also distributes a minority of products that are manufactured by third parties. Valiant does not sell its products directly to consumers but operates an e-commerce platform for wholesale customers.

4

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established Consumer Brands (as of the date of this MD&A):

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Competitive Landscape

As of the date of this MD&A, the Company currently has a total of 151 branded retail cannabis stores operating across Canada. The Company operates 148 corporately owned retail cannabis locations represented by 75 locations in Alberta, 48 locations in Ontario, 10 locations in Saskatchewan, 7 locations in British Columbia, and 8 locations in Manitoba. Further, the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint venture operations with a 49% interest that operates two branded retail Meta Cannabis Co locations in Manitoba.

The Company’s retail recreational cannabis products operation operates amongst many competitors, both consolidated chains and independent operators. Notable competitors include Fire & Flower Holdings Corp. and SNDL Inc., as well as numerous independent retailers.

Most of the Company’s competitors applicable to its Wholesale Segment operate primarily as product distributors, while Valiant designs, sources and distributes most of their own products. This creates advantages through vertical integration, thereby enabling Valiant to bring unique product designs to market and offer wholesale customers favourable terms, proprietary products, and flexible pricing.

In the future, the Company expects that its brick-and-mortar retail operations will continue to experience similar competition to what it has faced in prior quarters from the recreational cannabis industry as a greater number of third-party stores are established across Canada, offering both cannabis products and consumption accessories. However, the Company believes that its vertically integrated e-commerce and wholesale operations, product knowledge, and operational expertise will enable it to operate profitably over the long term. While the Company is presently focused on continuing existing markets in the Provinces of Ontario, Alberta, Saskatchewan, British Columbia, and Manitoba, the Company is looking to expand its presence mainly in Ontario and other provinces which we anticipate in fiscal year 2023. The Company is currently evaluating entering other provinces and territories including Northwest Territories, and the Yukon as regulations permit and anticipates being able to grow both organically as well as through acquisitions in the future.

Select Financial Highlights and Operating Performance

	Three months ended October 31			Year ended October 31
	2022	2021	Change	2022	2021	Change
	$	$		$	$
Revenue	108,249	53,867	101%	356,852	181,123	97%
Gross Profit	29,520	17,538	68%	100,952	63,983	58%
Gross Profit Margin(i)	27%	33%	(6%)	28%	35%	(7%)
Total Operating Expenses	(83,428)	(22,389)	273%	(173,262)	(82,657)	110%
Adjusted EBITDA(ii)	5,018	1,641	206%	14,620	12,503	17%
Loss from Operations	(53,915)	(4,794)	1025%	(72,310)	(18,674)	287%
Net loss	(52,502)	(4,176)	1157%	(70,848)	(35,037)	102%
Loss per share (Basic and Diluted)	(0.85)	(0.09)	839%	(1.14)	(0.84)	36%

(i)	Gross Profit Margin is a non-IFRS financial measure. Gross Profit Margin is calculated by dividing total Gross Profit by total Revenue.
(ii)	Adjusted EBITDA is not a recognized measure under IFRS, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA” in this MD&A.

Revenue increased by 101% to $108,249 in the fourth quarter of 2022 (2021: $53,867), and by 97% to $356,852 for the year ended October 31, 2022 (2021: $181,123). Gross profit increased by 68% to $29,520 in the fourth quarter of 2022 (2021: $17,538), and by 58% to $100,952 for the year ended October 31, 2022 (2021: $63,983). Loss from operations was $53,915 in the fourth quarter of

6

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

2022 (2021: loss $4,851) and $72,310 for the year ended October 31, 2022 (2021: loss $18,674). The Company recorded a loss from operations excluding impairment loss of $5,318 compared to a loss from operations excluding impairment loss of $2,118 for the three-month period ended October 31, 2021 in the prior year.

The key factors affecting the results for the year ended October 31, 2022, were:

● Merchandise Sales – Merchandise sales increased by 97% for the year ended October 31, 2022, as compared to 2021.

●	Gross Profit Margin – Gross Profit Margin decreased by 7% for the year ended October 31, 2022, as compared to 2021. The decrease in gross profit margin was largely driven by the change in retail pricing, from a premium strategy to a discount pricing model.

● Operating Expenses – Operating expenses increased by 273% in the fourth quarter of 2022, compared to the same period in the prior year, and as a percentage of revenue increased by 36% in the fourth quarter to 77% (2021: 41%). For the year ended October 31, 2022, operating expenses increased by 110% compared to 2021, and as a percentage of revenue increased by 3% in the year ended October 31, 2022 to 49% (2021: 46%). Operating expenses increased over the same period in 2022 due to the impairment loss of $48,592 in the fourth quarter of 2022 (2021: $2,733). Excluding the impairment loss, operating expenses increased by 77% in the fourth quarter of 2022, compared to the same period in the prior year, and as a percentage of revenue decreased 4% in the fourth quarter to 32% (2021: 36%). Excluding the impairment loss, for the year ended October 31, 2022, operating expenses increased by 56% compared to 2021, and as a percentage of revenue decreased by 9% in the year ended October 31, 2022 to 35% (2021: 44%). Company’s continued growth of their Retail Segment through new store openings, the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, and Choom as well as full year of results of 2021 acquisitions of Daily High Club, DankStop, and Blessed CBD. The increase in expenses was also related to the full year of expenses associated with up listing of the Company’s stock to Nasdaq in June 2021 including directors and officers’ liability insurance premiums, Nasdaq listing fees and additional human resources to support the integration of newly acquired companies.

Revenue

Revenue increased by 101% to $108,249 in the fourth quarter of 2022 (2021: $53,867) and by 97% to $356,852 for the year ended October 31, 2022 (2021: $181,123).

The increase in revenue was driven primarily by the Company’s Retail Segment’s shift in the retail pricing strategy and launch of our discount club model. Additionally, the increase in revenue was due to the acquisitions of  NuLeaf Naturals on November 29, 2021, Bud Room on February 9, 2022, 2080791 Alberta Ltd. on April 21, 2022, Crossroads Cannabis on April 26, 2022, Ontario Lottery Winner on May 10, 2022 and August 2, 2022, Bud Heaven on June 1, 2022, Kensington on June 4, 2022, Halo Kushbar on July 15, 2022, and Choom on August 2 and 25, 2022 as well as full year of results of 2021 acquisitions of Smoke Cartel, FAB CBD, Daily High Club, DankStop, and Blessed CBD.

For the three-month period ended October 31, 2022, additions of new stores and the business combinations of DankStop, Blessed CBD, NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, and Choom into the Company contributed approximately $8,900 of the increase in revenue. For the year ended October 31, 2022, new stores and business combinations contributed approximately $36,000 to the increase in revenue.

Canna Cabana provides a unique customer experience focused on retention and loyalty through its Cabana Club membership platform. Members of Cabana Club receive member-only pricing, text message service and email communications highlighting new and upcoming product arrivals, member-only events, and other special offers. The database communicates with highly relevant consumers who are segmented at the local level by delivering regular content that is specific to their local Canna Cabana and Meta Cannabis Co locations.  As of the date of this MD&A, approximately 950,000 members have joined Cabana Club, with over 90% of our

7

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

average daily transactions conducted by club members. This increase in our database from 245,000 on October 20, 2021 (approximately 90%) can be attributed to the launch of the discount club model across Canada. Additionally, over 6,000 members have joined Cabana ELITE, an optional paid membership upgrade for Cabana Club members, generating over $180 in membership fees.

Gross Profit

For the three-month period ended October 31, 2022, gross profit increased by 68% to $29,520 (2021: $17,538) and by 58% to $100,952 (2021: $63,983) for the year ended October 31, 2022. The increase in gross profit was driven by an increase in sales volume due to the change in retail pricing strategy as well as the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom. Increase in revenue was also due to full quarter of results from 2021 acquisitions of DankStop and Blessed CBD. The gross profit margin decreased to 27% for the three-month period ended October 31, 2022 (2021: 33%) and decreased to 28% in the year ended October 31, 2022 (2021: 35%). The decrease in the gross profit margin percentage was due to a change in the bricks and mortar retail pricing strategy, which is in line with the current market, and to maintain and grow market share.

Operating Expenses

Total operating costs increased by 273% to $83,428 in the fourth quarter of 2022 (2021: $22,389) and by 110% to $173,262 for the year ended October 31, 2022 (2021: $82,657). Operating expenses increased over the same period in 2021 due to the Company’s continued growth of their Retail Segment through new store openings and the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom resulting in a total of 141 branded retail stores operating across Canada compared to 104 branded retail stores as of October 31, 2021 (increase of 37 stores). Increase in operating expenses was also due to the full quarter of results from 2021 acquisitions of DankStop and Blessed CBD.

Salaries, wages, and benefits expenses increased by 60% to $13,120 in the fourth quarter of 2022 (2021: $8,222), and by 60% to $44,055 for the year ended October 31, 2022 (2021: $27,595). The increase in staffing was due primarily to the acquisitions and integration of, Daily High Club, DankStop, Blessed CBD, NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom the need for additional personnel to facilitate growth in the number of cannabis locations, and additional personnel at the corporate level to support the Nasdaq listing. Salaries, wages, and benefits expenses as a percentage of revenue decreased to 12% in the three-month period ended October 31, 2022 compared to 15% in 2021.

Share-based compensation decreased to $2,092 for the three-month period ended October 31, 2022 (2021: $2,301) and increased to $8,080 for the year ended October 31, 2022 (2021: $4,879). The increase in share-based compensation was primarily due to granting of options and RSUs to employees, directors, and consultants of the Company along with shares being held in escrow related to FABCBD and Blessed CBD acquisitions.

General and administrative expenses increased by 76% to $7,173 in the fourth quarter of 2022 (2021: $4,068), and by 69% to $25,973 for the year of 2022 (2021: $15,327), and as a percentage of revenue remained consistent at 7% in the year of 2022 compared to 2021 primarily because of the increase in scale and acquisitions of Daily High Club, DankStop, Blessed CBD, NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, Choom, and an increase in insurance premiums related to the up Nasdaq listing.

8

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Professional fees expense increased by 164% to $1,671 for the fourth quarter of 2022 (2021: $632), and by 63% to $4,920 for the year ended October 31, 2022 (2021: $3,023), due to increased additional costs related to accounting services for newly acquired entities, and legal fees occurred in the normal course of Business.

Advertising and promotion expense decreased by 15% to $1,501 for the fourth quarter of 2022 (2021: $1,765) and increased by 128% to $7,868 for the year ended (2021: $3,444). The increase in advertising and promotion costs was primarily due to the acquisitions of Daily High Club, DankStop, Blessed CBD, and NuLeaf Naturals, due to the nature of their operations.

Depreciation and amortization expense on property, equipment, intangibles, and right-of-use assets of $30,169 for the year ended 2022 increased by 28% compared to 2021 primarily due to the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom as well as full year of depreciation and amortization expense related to 2021 acquisitions of Daily High Club, DankStop, and Blessed CBD, due to the nature of their operations.

Interest and bank charges increased by 68% to $3,516 for the year ended October 31, 2022 (2021: $2,091). The increase in interest and bank charges is primarily due to increased merchant charges incurred through the normal course of business through the acquired operations of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom as well as full year of 2021 acquisitions of Daily High Club, DankStop and Blessed, in addition to the organic growth of retail cannabis locations during the year.

Impairment Loss

Impairment loss increased by 1,681% to $48,681 for the year ended October 31, 2022 (2021: $2,733). On August 1, 2022, the Company completed impairment testing over the group of CGUs to which goodwill had been allocated. Goodwill arising from business combinations is allocated either to the bricks and mortar retail locations (CGUs) or to ecommerce retail subsidiaries (CGUs), as each group of CGUs benefit from synergies created through these business combinations based on whether they are retail locations or ecommerce platforms.

Included in the CGU group for bricks and mortar are all retail locations in addition to the acquisitions of Bud Room, 2080791 Alberta Ltd., operating as ‘Boreal Cannabis Company’, Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington and Choom. Included in the CGU group for ecommerce are all of the ecommerce subsidiaries including the addition of Nuleaf Naturals.

Bricks and mortar retail

The recoverable amount of the group of CGUs included in bricks and mortar retail, was determined based on a FVLCD model. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for years after the first year are forecasted at a growth rate of 2%; cash flows beyond 5 years used a terminal growth rate of 2%; and cash flows were discounted at an after-tax discount rate range of 13.0%-14.0% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the group of CGUs, which did not result in an impairment (2021 - $nil).

Ecommerce retail

The recoverable amount of the ecommerce aggregate group of CGUs was determined based on a FVLCD model. The recoverable amount of the e-commerce aggregated group of CGU’s was determined using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth

9

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

rate range of 4.7% to 10.7%. Cash flows beyond 5 years used a terminal growth rate of 2% and cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be less than the carrying value of the group of CGUs, which resulted in an impairment of $45,077 (2021 - $nil). The most sensitive inputs to the fair value model are the revenue and discount rate.

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $52,141: and,

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $48,409.

Indefinite life intangible assets

Each CGU that has indefinite life intangible assets were also included in the annual impairment testing. The recoverable amount of each CGU was determined based on a FVLCD model.

Grasscity

Indefinite life intangible assets, with a carrying value of $1,701 at October 31, 2022, were allocated to the Grasscity CGU. The Company performed its annual impairment test on August 1, 2022 and the recoverable amount of the Grasscity CGU was determined based on FVLCD. The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends Revenue for the years after the first year are forecasted at a growth rate range of -3.3% to 6.0%; cash flows beyond 5 years used a terminal growth rate of 2%; and Cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Grasscity CGU, which did not result in an impairment (2021 - $nil).

Smoke Cartel

Indefinite life intangible assets, with a carrying value of $4,151 at October 31, 2022, were allocated to the Smoke Cartel CGU. The Company performed its annual impairment test on August 1, 2022, and the recoverable amount of the Smoke Cartel CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 3.0% to 20.3%; cash flows beyond 5 years used a terminal growth rate of 2%; and cash flows were discounted at an after-tax discount rate of 15.0% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value of the Smoke Cartel CGU, which did result in an impairment of $564 (2021 - $nil).

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $1,539: and,

10

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $739.

FABCBD

Indefinite life intangible assets, with a carrying value of $8,909 at October 31, 2022, were allocated to the FABCBD CGU. The Company performed its annual impairment test on August 1, 2022 and the recoverable amount of the FABCBD CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 0.7% to 6.6%; cash flows beyond 5 years used a terminal growth rate of 2% and cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the FABCBD CGU, which did not result in an impairment (2021 - $nil).

Daily High Club

Indefinite life intangible assets, with a carrying value of $2,929 at October 31, 2022, were allocated to the DHC CGU. The Company performed its annual impairment test on August 1, 2022 and the recoverable amount of the DHC CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 5.0% to 8.0%; cash flows beyond 5 years used a terminal growth rate of 2%; and cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value of the DHC CGU, which did result in an impairment of $331 (2021 - $nil).

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $649: and,

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $398.

DankStop

Indefinite life intangible assets, with a carrying value of $1,499 at October 31, 2022, were allocated to the DankStop CGU. The Company performed its annual impairment test on August 1, 2022 and the recoverable amount of the DankStop CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of -2.5% to 5.0%; cash flows beyond 5 years used a terminal growth rate of 2% and cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

11

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

As a result of the impairment test performed, the recoverable amount was determined to be lower than the carrying value of the DankStop CGU, which did result in an impairment of $470 (2021 - $nil).

All else being equal:

i.A 2% increase in the discount rate would have resulted in an impairment of approximately $556: and,

ii.A 2% decrease in the average forecasted revenue would have resulted in an impairment of approximately $491.

Blessed CBD

Indefinite life intangible assets, with a carrying value of $3,879 at October 31, 2022, were allocated to the Blessed CBD CGU. The Company performed its annual impairment test on August 1, 2022 and the recoverable amount of the Blessed CBD CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of -0.1% to 6.8%; cash flows beyond 5 years used a terminal growth rate of 2% and cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Blessed CBD CGU, which did not result in an impairment (2021 - $nil).

Nuleaf Naturals

Indefinite life intangible assets, with a carrying value of $10,872 at October 31, 2022, were allocated to the Nuleaf Naturals CGU. The Company performed its annual impairment test on August 1, 2022, and the recoverable amount of the Nuleaf Naturals CGU was determined based on FVLCD.

The model was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first year, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the first year are forecasted at a growth rate range of 5.7% to 27.6%; cash flows beyond 5 years used a terminal growth rate of 2% and cash flows were discounted at an after-tax discount rate of 15% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the Nuleaf Naturals CGU, which did not result in an impairment.

Finite life intangible assets

For the year-ended October 31, 2022, the Company performed indicator assessments over CGUs with property and equipment, right-of-use assets, and finite intangible assets, over all retail locations (CGUs) to determine if impairment indicators existed at the reporting date. The Company identified four retail location CGUs as potentially impaired, where the financial performance was declining monthly due to market pressures and increased competition. The Company calculated the recoverable amount of the CGUs using the FVLCD model.

12

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Retail locations

The model for each of the locations was built using 5-year cash flows projections expected to be generated based on historical performance, financial forecasts, and growth expectations. For the first 2 years, revenues were forecasted based on actual operating results as well as industry and market trends. Revenue for the years after the second year are forecasted at a growth rate of 2%; cash flows beyond 5 years used a terminal growth rate of 2% and cash flows were discounted at an after-tax discount rate range of 13.50% to 14.50% based on a market participant weighted average cost of capital.

As a result of the impairment test performed, the recoverable amount was determined to be higher than the carrying value of the four retail CGUs, which did not result in an impairment.

Key assumptions used in the FVLCD calculation and sensitivity to changes in assumptions

The calculation of the fair value less costs to sell calculations for all of the impairment tests are most sensitive to the following assumptions:

-Discount Rates – discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rates are estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields. An increase in the discount rate by 2% would result additional impairment to the ecommerce goodwill, intangible assets of the Smoke Cartel CGU, DankStop CGU, DHC CGU as well as an Ontario retail location.

-Revenue – based on Senior Management’s expectations for future growth given the nature of the business, industry research and statistics, and for bricks and mortar CGUs, the location of retail stores. A decrease in the revenue by 2% would result impairment to the intangible assets of an Ontario retail location.  An decrease in the revenue by 2% would result additional impairment to the ecommerce goodwill, intangible assets of the Smoke Cartel CGU, DankStop CGU, DHC CGU as well as an Ontario retail location.

Financing and Other Costs

Financing and other costs of $10,379 recorded for the year ended October 31, 2022 (2021: $13,042), representing the expense associated with the interest expense related to convertible debentures, the accretion of lease liabilities, as well as transaction costs related to the Company’s acquisitions and Business development activities. The decrease was due to conversion of convertible debt and transaction costs.

Revaluation of Derivative Liability

The Company recorded a gain from the revaluation of derivative liability of $10,497 during the year of 2022 (2021: loss of $6,989). During the year the derivative liability increased as a result of acquisition of NuLeaf Naturals and revaluation of put options associated with the acquisitions of NuLeaf Naturals, Blessed CBD, and FABCBD.

ATM Program

Pursuant to the ATM Program, during the fourth quarter ended October 31, 2022, the Company issued an aggregate of 256,757 Common Shares over the TSXV and Nasdaq, for aggregate gross proceeds to the Company of $500 (compared to the three months ended July 31, 2022: 34,900 Common Shares; $91, three and six months ended April 30, 2022: 1,336,313 Common Shares; $7,405; and three months ended January 31, 2022: 130,197 Common Shares; $799).

Pursuant to the Equity Distribution Agreement, a cash commission of $7 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the fourth quarter ended October 31, 2022

13

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

(compared to the three and six months ended July 31, 2022: $1;  three and six months ended April 30, 2022: $111; and three months ended January 31, 2022: $12).

The Company intends to use the net proceeds of the ATM Program, if any, and at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company’s existing operations, funding future acquisitions as well as working capital and general corporate purposes.

Common Shares issued pursuant to the ATM Program will be issued pursuant to the ATM Prospectus Supplement to the Canadian Shelf Prospectus and U.S. Prospectus Supplement. The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR at www.sedar.com, and the U.S. Prospectus Supplement, U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC’s website at www.sec.gov.

The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.

July 2022 Bought Deal

On July 22, 2022, the Company completed a bought deal short-form base shelf prospectus supplement offering pursuant to the Canadian Shelf Prospectus (the “Bought Deal Offering”) of units (each, a “Unit”). In connection with the Bought Deal Offering, the Company issued an aggregate of 4,956,960 (including the exercise in full of the underwriters’ over-allotment option) Units at a price of $2.32 per Unit, for aggregate gross proceeds of $11,500. Each Unit was comprised of one Common Share and one Common Share purchase warrant (each, a “July 2022 Warrant”). Each July 2022 Warrant entitles the holder thereof to purchase one additional Common Share at an exercise price of $2.73 per July 2022 Warrant for a period of 60 months from closing of the Bought Deal Offering.

connectFirst Credit Facility

On August 15, 2022, the Company entered into a $19,000 demand term loan with connectfirst (the “connectFirst Credit Facility”) with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. The demand loan bears interest at connectFirst’s prime lending rate plus 2.50% per annum and matures on September 7, 2027.

The first tranche is repayable on demand, but until demand is made the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $240. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding, and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche.

The second tranche is repayable on demand, but until demand is made the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $137. Blended payments may be adjusted from time to time, if necessary, on the basis of connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche.

In connection with the connectFirst Credit Facility, the Company provided:

(a)	A general security agreement comprising a first charge security interest over all present and after acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Canna Cabana (including supporting corporate documents);

14

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

(b)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Meta Growth (including supporting corporate documents);
(c)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by 2680495 Ontario Inc. (including supporting corporate documents);
(d)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry and provided an unlimited guarantee and postponement of claim granted by Valiant Distributions (including supporting corporate documents); and
(e)	A general security agreement comprising a first charge security interest over all present and after-acquired personal property, registered at Personal Property Registry.

Covenants attached to the connectFirst Credit Facility:

(a)	The Company’s debt service coverage ratio shall be not less than 1.40:1, to be tested at the end of each fiscal quarter of the Company based on a trailing four-quarters basis using consolidated financial statements beginning January 31, 2023). As at October 31, 2022, the Company was in compliance with the debt service coverage ratio.
(b)	The Company shall at all times maintain in the Company’s account with connectFirst the greater of $7,500 and 50% of the aggregate debt of the Company to connectFirst. A five-business day cure period is permitted. Included in the Cash and cash equivalents is $8,197 held in the Company’s account with connectFirst.
(c)	The Company shall at all times maintain a current ratio of not less than 1.25:1, to be tested monthly using consolidated financial statements. As at October 31, 2022, the Company was in compliance with the current ratio.
(d)	The Company shall at all times maintain a funded debt to EBITDA ratio of not more than 3:1, to be tested quarterly on a consolidated basis beginning January 31, 2023. As at October 31, 2022, the Company was in compliance with the funded debt to EBITDA ratio.

As at October 31, 2022, the Company has met all the requirements of the connectFirst Credit Facility.

15

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Segment Operations

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2022	2022	2022	2022	2022	2021	2021	2021	2021	2021
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Retail
Total Revenue	107,079	94,368	80,045	70,966	352,458	52,443	46,283	38,362	36,757	173,845
Gross Profit	28,868	25,282	22,536	22,768	99,454	17,297	16,216	14,188	14,195	61,896
(Loss) income from operations	(46,861)	1,439	(1,021)	(567)	(47,010)	(67)	(3,131)	(1,058)	1,238	(3,018)

Total Assets	241,354	277,370	278,912	270,989		223,296	145,971	86,532	94,642
Total Liabilities	71,739	68,746	38,911	68,337		59,272	56,960	54,598	38,470

Wholesale
Total Revenue	1,145	941	973	1,213	4,272	1,372	1,781	2,487	1,551	7,191
Gross Profit	634	431	135	179	1,379	210	438	790	562	2,000
(Loss) income from operations	(341)	(411)	(592)	(318)	(1,662)	(566)	(390)	25	(222)	(1,153)

Total Assets	11,990	9,055	10,025	9,910		7,807	6,939	6,331	5,932
Total Liabilities	3,095	3,048	3,445	2,190		2,166	2,183	2,055	2,111

Corporate
Total Revenue	25	45	13	39	122	52	5	19	11	87
Gross Profit	19	42	23	35	119	31	25	20	11	87
(Loss) income from operations	(6,712)	(5,698)	(5,965)	(5,262)	(23,637)	(4,161)	(3,803)	(3,478)	(3,061)	(14,503)

Total Assets	21,400	23,234	13,102	9,669		15,112	81,272	107,207	66,000
Total Liabilities	37,876	35,364	70,935	37,729		32,773	28,228	36,875	72,194

Total
Total Revenue	108,249	95,354	81,031	72,218	356,852	53,867	48,069	40,868	38,319	181,123
Gross Profit	29,521	25,755	22,694	22,982	100,952	17,538	16,679	14,998	14,768	63,983
(Loss) income from operations	(53,915)	(4,670)	(7,578)	(6,147)	(72,310)	(4,794)	(7,324)	(4,511)	(2,045)	(18,674)

Total Assets	274,743	309,659	302,039	290,568		246,215	234,182	200,070	166,574
Total Liabilities	112,710	107,158	113,291	108,256		94,211	87,371	93,528	112,775

16

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2022	2022	2022	2022	2022	2021	2021	2021	2021	2021
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Canada
Total Revenue	93,840	80,697	63,458	52,442	290,437	42,861	38,376	35,030	34,202	150,469
Gross Profit	22,220	18,902	13,923	11,952	66,997	12,085	12,129	12,608	12,984	49,806
(Loss) income from operations	(7,185)	(4,496)	(8,417)	(8,735)	(28,833)	(4,882)	(7,828)	(5,312)	(2,490)	(20,512)

Total Assets	183,599	183,528	171,988	160,734		164,154	164,823	174,127	155,673
Total Liabilities	85,884	84,892	90,639	88,234		81,722	76,603	88,260	98,739

USA
Total Revenue	15,695	13,148	15,937	15,090	59,870	8,632	7,677	2,995	643	19,947
Gross Profit	6,600	5,977	8,756	8,391	29,724	4,171	3,792	1,106	219	9,288
(Loss) income from operations	(47,258)	(730)	322	1,138	(46,527)	(162)	476	239	(114)	439

Total Assets	77,247	112,780	115,746	106,294		58,811	60,961	17,233	2,554
Total Liabilities	24,897	20,657	21,512	16,003		8,475	9,201	3,676	765

International
Total Revenue	(1,288)	1,509	1,638	4,686	6,545	2,374	2,016	2,843	3,474	10,707
Gross Profit	701	876	16	2,639	4,232	1,282	758	1,284	1,565	4,889
(Loss) income from operations	524	556	520	1,450	3,050	250	28	562	559	1,399

Total Assets	13,896	13,351	14,305	23,540		23,250	8,398	8,710	8,347
Total Liabilities	1,930	1,609	1,138	4,019		4,014	1,567	1,592	13,271

Total
Total Revenue	108,247	95,354	81,033	72,218	356,852	53,867	48,069	40,868	38,319	181,123
Gross Profit	29,521	25,755	22,695	22,982	100,952	17,538	16,679	14,998	14,768	63,983
(Loss) income from operations	(53,915)	(4,670)	(7,575)	(6,150)	(72,310)	(4,794)	(7,324)	(4,511)	(2,045)	(18,674)

Total Assets	274,743	309,659	302,039	290,568		246,215	234,182	200,070	166,574
Total Liabilities	112,710	107,158	113,289	108,256		94,211	87,371	93,528	112,775

17

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Retail Segment Performance

The Company’s Retail Segment demonstrated significant sales growth with an increase in revenue of 103% to $352,458 for the year ended October 31, 2022 compared to the prior year. Revenue growth is primarily attributable to the Company’s shift in the retail pricing strategy and launch of our discount club model. Additionally, the increase in revenue was due to the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, and Choom as well as full year results from 2021 acquisitions of Daily High Club, DankStop, and Blessed CBD.

For the year ended October 31, 2022, the Company recognized $21,653 in revenue generated from its proprietary data analytics service named CabanalyticsTM. The CabanalyticsTM program provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives.

Gross profit for the year ended October 31, 2022, increased by $37,558 compared to prior year and the gross profit margin decreased to 28% (2021: 36%). The decrease in the gross margin was due to a change in pricing strategy to maintain and grow market share. The shift in pricing strategy was due to competitive landscape and the Company’s launch of its innovative discount club model. In Alberta, as of October 31, 2022, the province had granted 761 cannabis license vs 657 as of October 31, 2021.

For the year ended October 31, 2022, the Retail Segment recorded a loss from operations of $46,994 compared to loss from operations of $3,018 for the same period in the prior year. The loss from operations is primarily due to an impairment loss of $48,681.  The Retail Segment recorded an income from operations excluding impairment of $1,604 compared to a loss from operations excluding impairment of $285 for the year ended October 31, 2021. The increase in income from operations was primarily due to the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, and Choom as well as full year results from 2021 acquisitions of Daily High Club, DankStop, and Blessed CBD.

Same-store retail sales

Same-store sales refers to the change in revenue generated by the Company’s existing retail cannabis locations over the period and is based on the number of stores that have been fully operational during the full current and comparison year.  The Company had 63 cannabis locations that were operational for the years ended October 31, 2022 and 2021. For these 63 cannabis locations, same-store sales increased by 20% compared to 2021. The increase was due to the Company’s shift in the retail pricing strategy and launch of our discount club model. The Company’s bricks-and-mortar locations generated same store sales growth of 50% compared to last year and 9% sequentially in the fourth fiscal quarter of 2022.

18

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Grasscity.com

During 2022, Grasscity processed 136,864 orders (2021: 127,019). High Tide continues to invest in Grasscity to refresh its online sales platform, increasing the number of items available for sale, increase its searchability, align its supply chain with Valiant, and optimize its distribution channels. Grasscity enables the Company to leverage its vertical integration to improve order fulfillment, customer reach, ,product margins and its overall profitability. Grasscity began selling cannabis seed in the United States on December 13, 2022.

Smokecartel.com

On March 24, 2021, the Company closed the acquisition of Smoke Cartel. Founded in 2013, SmokeCartel.com has grown to become one of the leaders in global online retailers of high-tech consumption accessories. During 2022, Smoke Cartel processed 181,465 orders (2021: 96,668, during a seven-month span). Smoke Cartel began selling cannabis seed in the United States on December 13, 2022.

Fabcbd.com

On May 10, 2021, the Company closed the acquisition of an 80% interest in FABCBD with an option to acquire the remaining 20% over the three years from the date of acquisition. Founded in 2017, Fabcbd.com has grown to become one of the leading online retailers in hemp derived CBD products. During 2022, FABCBD processed 51,920 orders (2021: 40,539, during a six-month span). The Company also launched a CBD Subscribe-and-Save discount program. Under this program, members are able to customize their orders each month to suit their specific needs.

Dailyhighclub.com

On July 6, 2021, the Company closed the acquisition of Daily High Club. Daily High Club has grown to become one of the leading online retailers in on demand consumption accessories, selling over one million Daily High Club branded consumption accessories. During 2022, Daily High Club processed 169,256 orders (2021: 51,415, during a four-month span).

Dankstop.com

On August 12, 2021, the Company closed the acquisition of DankStop. DankStop is a leading online consumption accessories retailer. With an industry leading and innovative website, and dedicated support team, DankStop has raised the bar for the online consumption supply industry since 2014. During 2022, DankStop processed 35,531 (2021: 7,083, two months) orders.

Blessedcbd.co.uk

On October 19, 2021, the Company closed the acquisition of an 80% interest in Blessed CBD, with an option to acquire the remaining 20% over the three years from the date of acquisition. Blessed CBD is one of the leading online retailers of Hemp-derived CBD products in the U.K. Blessed CBD provides a marketplace with a wide variety of high-quality products and formulas, affordable pricing, rapid dependable shipping, and surprisingly personable customer service. Blessed CBD has been featured as the best UK CBD Oil in several publications including The Mirror, Reader’s Digest, and Maxim Magazine. During 2022, Blessed CBD processed 60,744 orders (2021: 2,885, during a one-month span). The Company also launched a CBD Subscribe-and-Save program called the Wellness Club. Under the Wellness Club program, members can customize their orders each month with various items across the Company’s product lines. On March 9, 2022, Blessed CBD entered the German market with online sales of its full spectrum CBD oils, gummies, capsules, creams, and balms via its official website at www.BlessedCBD.de. Additionally, on June 13, 2022, the Company entered into an agreement with Amazon.com, Inc. to sell its products on their ecommerce platforms.

19

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

NuLeafNaturals.com

On November 29, 2021, the Company closed the acquisition of an 80% interest in NuLeaf Naturals with an option to acquire the remaining 20% over the three years from the date of acquisition. NuLeaf Naturals is one of America’s leading Cannabinoid companies. Since 2014, NuLeaf Naturals has been committed to creating the world’s highest quality CBD products in their most pure and potent form. NuLeaf Naturals manufacturing facility is a cGMP-certified facility enabling them to manufacture ground-breaking CBD formulations while exceeding the highest levels of regulatory requirement. The company is committed to creating safe, consistent, and effective products and has proudly received over 25,000 verified five-star customer reviews through their e-commerce platform. NuLeaf Naturals conducts its operations within States of the U.S. in which the sale of its Hemp-based products does not expressly violate State-controlled substance Laws. During 2022, for the period NuLeaf Naturals operated under the Company, NuLeaf Naturals processed 107,026 orders.

On May 25, 2022, NuLeaf Naturals launched a revamped Subscribe-and-Save program, based on the success of the similarly-named and designed subscription program launched by fellow U.S. Subsidiary, FABCBD. Under this program, customers are able to customize their orders each month to suit their specific needs, with items from across all NuLeaf Naturals’ product lines including oils, soft gels, topicals, and pet treats. Customers also have the ability to customize their delivery frequency for each individual product in their order, allowing delivery frequencies to optimally match each customer’s needs for every product. In addition, by opting-in to the Subscribe-and-Save discount program, customers receive a 20% discount for life on all NuLeaf Naturals products that they purchase.

Wholesale Segment Performance

Revenues in the Company’s Wholesale Segment decreased by 41% to $4,272 for the year ended October 31, 2022 (2021: $7,191). Decrease in revenue is a result of a shift in focus to support the core Retail Segment and supply chain challenges.

Gross profit decreased by 31% to $1,379 for the year ended October 31, 2022 (2021: $2,000)

The Wholesale Segment reported loss from operations of $1,662 for the year ended October 31, 2022 (2021: $1,153).

Corporate Segment Performance

The Corporate Segment’s main function is to administer the other two segments (Retail and Wholesale) and is responsible for the executive management and financing needs of the Business. The Corporate Segment earned revenues of $122 for the year ended October 31, 2022 (2021: $87). The revenue was made up of royalty fees and other revenues.

20

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Geographical Markets

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets:

* United States and international revenues are related to sale of consumption accessories and Hemp Derived CBD and not related to sale of cannabis.

21

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following presents information related to the Company’s geographical markets:

	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1	Total
	2022	2022	2022	2022	2022	2021	2021	2021	2021	2021
	($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Retail
Canada	93,680	80,436	62,891	51,678	288,685	42,276	37,695	33,827	33,282	147,080
USA	12,196	12,012	15,516	16,956	56,680	9,747	8,467	4,365	3,266	25,845
International	1,204	1,919	1,638	2,332	7,093	420	121	170	209	920
Total	107,080	94,367	80,045	70,966	352,458	52,443	46,283	38,362	36,757	173,845

Wholesale
Canada	167	215	522	725	1,629	534	676	1,184	908	3,302
USA	1,007	727	421	488	2,643	838	1,105	1,303	643	3,889
International	—	—	—	—	—	—	—	—	—	—
Total	1,174	942	943	1,213	4,272	1,372	1,781	2,487	1,551	7,191

Corporate
Canada	25	45	13	39	122	52	5	19	11	87
USA	—	—	—	—	—	—	—	—	—	—
International	—	—	—	—	—	—	—	—	—	—
Total	25	45	13	39	122	52	5	19	11	87

Total
Canada	93,872	80,696	63,426	52,442	290,436	42,862	38,376	35,030	34,201	150,469
USA	13,203	12,739	15,937	17,444	59,323	10,585	9,572	5,668	3,909	29,734
International	1,204	1,919	1,638	2,332	7,093	420	121	170	209	920
Total	108,279	95,354	81,001	72,218	356,852	53,867	48,069	40,868	38,319	181,123

(i)	Represents revenue based on geographical locations of the customers who have contributed to the revenue generated in the applicable segment.

Sales performance increased significantly, on average, with Canna Cabana leading Canadian sales and NuLeaf Naturals contributing to sales growth in the United States. Due to the United States market acquisitions during the fiscal 2022 and 2021 years, the Company has increased United States revenue by more than 100% for the year ended October 31, 2022, compared to the same period in the prior year. Revenues in the international market increased by 187% for the three months ended October 31, 2022, compared to the same period in the prior year and are comprised of sales made to all countries outside of North America led by the acquisitions of Blessed CBD.

22

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Summary of Quarterly Results

(C$ in thousands, except per	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
share amounts)	2022	2022	2022	2022	2021	2021	2021	2021
Revenue	108,249	95,354	81,031	72,218	53,867	48,069	40,868	38,319
Adjusted EBITDA (i)	5,018	4,246	2,402	2,954	1,642	1,540	4,720	4,602
Loss from Operations	(53,915)	(4,670)	(7,578)	(6,147)	(4,851)	(7,267)	(4,511)	(2,045)
Net loss	(52,502)	(2,717)	(8,277)	(7,352)	(4,176)	(1,750)	(12,266)	(16,845)
Basic and Diluted net loss per share(ii)	(0.85)	(0.04)	(0.14)	(0.14)	(0.09)	(0.03)	(0.30)	(0.62)

(i)

Adjusted EBITDA is a not a recognized measure under IFRS, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities.  A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA” in this MD&A.

(ii)

Basic net loss per share for the periods Q1 2021 to Q2 2022 have been retroactively adjusted to reflect the one-to-fifteen (1:15) reverse share split of all the Company’s issued and outstanding Common Shares that was completed on May 13, 2021.

Aside from the seasonal increase in consumer spending leading up to the winter holiday period, which occurs in the first quarter of the Company’s fiscal year, quarter over quarter revenues increased as the Company aggressively expanded Canna Cabana operations and integrated the acquired businesses of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, and Choom as well 2021 acquisitions of Smoke Cartel, FABCBD, Daily High Club, DankStop, and Blessed CBD into the Business.

Adjusted EBITDA increased by 17% or $2,116 for the year ended October 31, 2022 compared to the same period in the prior year as a result of an increase in revenue due to business combinations and organic growth, which is offset by a decrease in gross margin percentage in the bricks and mortar business due to a shift in retail pricing strategy which is in-line with the current market. Further impacting adjusted EBITDA is due to the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom as well as full quarter of results from 2021 acquisitions of DankStop and Blessed CBD.

23

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

EBITDA and Adjusted EBITDA

The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the period, before income tax (recovery) expense, accretion and interest expense, depreciation and amortization, and adjusted for foreign exchange (gain) losses, transaction and acquisition costs, gain on debt restructuring, (gain) or loss on revaluation of derivative liabilities, (gain) or loss on extinguishment of debenture, impairment loss, share-based compensation, (gain) or loss on revaluation of marketable securities, (gain) or loss on extinguishment of financial liability and gain on disposal of property and equipment.

The reconciling items between net earnings, EBITDA, and Adjusted EBITDA are as follows:

	2022					2021
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Net loss	(70,848)	(52,502)	(2,717)	(8,277)	(7,352)	(35,037)	(4,176)	(1,750)	(12,266)	(16,845)
Income tax expense (recovery)	(2,915)	(1,782)	731	(800)	(1,064)	(730)	(1,418)	224	(124)	588
Accretion and interest	4,921	782	1,048	1,541	1,551	8,150	1,515	1,095	2,838	2,702
Depreciation and amortization	30,169	8,249	7,182	7,627	7,111	23,565	1,458	8,299	7,714	6,094
EBITDA	(38,673)	(45,253)	6,244	91	246	(4,052)	(2,621)	7,868	(1,838)	(7,461)
Foreign exchange loss (gain)	310	(14)	120	107	97	539	473	(28)	5	89
Transaction and acquisition costs	5,458	2,444	1,436	669	909	4,892	483	1,939	889	1,581
Debt restructuring gain	-	-	-	-	-	(1,145)	-	-	-	(1,145)
(Gain) loss revaluation of derivative liability	(10,497)	(3,166)	(6,078)	(728)	(525)	6,989	(1,564)	(5,919)	3,988	10,484
Loss (gain) on extinguishment of debenture	354	609	(140)	(133)	18	589	73	—	—	516
Impairment loss	48,681	48,592	-	-	89	2,733	2,676	57	-	-
Share-based compensation	8,080	2,091	1,734	2,353	1,902	4,879	2,301	508	1,517	553
(Gain) loss on revaluation of marketable securities	489	81	146	43	219	547	291	112	159	(15)
Gain (loss) on extinguishment of financial liability	418	(366)	784	-	-	(161)	(161)	-	-	-
Gain on disposal of property and equipment	-	-	-	-	-	(3,306)	(309)	(2,997)	-	-
Adjusted EBITDA	14,620	5,018	4,246	2,402	2,955	12,504	1,642	1,540	4,720	4,602

(i)

Cash outflow for the lease liabilities during the three-months ended October 31, 2022 were $2,599, three-months ended July 31, 2022 were $3,060, three months ended April 30, 2022, were $1,934 and $2,238 for the three months ended January 31, 2022.

(ii)

Cash outflow for the lease liabilities during the three-months ended October 31, 2021 were $2,179, three months ended July 31, 2021 were $2,917, three months ended April 30, 2021 were $1,265 and $1,088 for the three months ended January 31, 2021.

24

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Total Expenses and (Loss) Income from Operations Excluding Impairment Loss

The Company defines total expenses and (loss) income from operations excluding impairment loss as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that total expenses and (loss) income from operations should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “total expenses and (loss) income from operations” as the total expenses for the period before impairment loss and (loss) income from operations before impairment loss.

The reconciling items between total expenses and (loss) income from operations:

	2022					2021
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Total expenses	(173,262)	(83,429)	(30,431)	(30,272)	(29,130)	(82,657)	(22,389)	(23,946)	(19,509)	(16,813)
Impairment loss	(48,681)	(48,592)	-	-	(89)	(2,733)	(2,733)	-	-	-
Total expense excluding impairment loss	(124,581)	(34,837)	(30,431)	(30,272)	(29,041)	(79,924)	(19,656)	(23,946)	(19,509)	(16,813)

	2,022					2,021
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
(Loss) from operations	(72,310)	(53,910)	(4,676)	(7,578)	(6,146)	(18,674)	(4,851)	(7,267)	(4,511)	(2,045)
Impairment loss	(48,681)	(48,592)	-	-	(89)	(2,733)	(2,733)	-	-	-
(Loss) from operations excluding impairment loss	(23,629)	(5,318)	(4,676)	(7,578)	(6,057)	(15,941)	(2,118)	(7,267)	(4,511)	(2,045)

Retail Segment	2,022					2,021
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Income (loss) from operations	(47,076)	(46,927)	1,439	(1,021)	(567)	(3,018)	(67)	(3,131)	(1,058)	1,238
Impairment loss	(48,681)	(48,592)	-	-	(89)	(2,733)	(2,733)	-	-	-
Income (loss) from operations excluding impairment loss	1,604	1,665	1,439	(1,021)	(478)	(285)	2,666	(3,131)	(1,058)	1,238

25

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financial Position, Liquidity and Capital Resources

Assets

As of October 31, 2022, the Company had a cash balance of $25,084 (October 31, 2021: $14,014).

Working capital including cash as of October 31, 2022, was a surplus of $4,120 (October 31, 2021: surplus $5,500). Working capital is a non-IFRS measure and is calculated as the difference between total current assets and total current liabilities. The change is mainly due to various acquisitions that have occurred in 2022, as well as the closing of the Bought Deal Offering, connectFirst Credit Facility, and proceeds from the ATM Program. These transactions provide the Company enough liquidity for its working capital needs.

Total assets of the Company were $274,743 on October 31, 2022, compared to $246,215 on October 31, 2021. The increase in total assets is primarily due to the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Ontario Lottery Winner, Kensington, and Choom which resulted in significant increases in intangible assets, property and equipment, and right-of-use assets. Assets also increased due to capital asset additions and prepaid lease deposits due to organic growth during the period and were offset by impairment loss recorded during the year. The Company recorded an impairment loss of $48,681 for the year ended October 31, 2022 (2021: $2,733).

Liabilities

Total liabilities increased to $112,710 as at October 31, 2022, compared to $94,211 as at October 31, 2021, primarily due to an increase in long-term debt, accounts payable and accrued liabilities from expansion of the Business through acquisitions and organic growth.

As of the date of this MD&A the Company has increased the total principal value of debt to approximately $38,700 compared to approximately $30,000 as at February 2, 2022.

Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding (ii)
Issued and outstanding common shares	74,574,569
Warrants (iii)	11,385,041
Stock options and RSUs	2,471,358
Convertible debentures	1,405,119

Notes:

(i)	Refer to the Financial Statements for a detailed description of these securities.
(ii)	Securities outstanding are shown on post-consolidation basis. In connection with listing on the Nasdaq, on May 14, 2021, the Company underwent a 15:1 consolidation.
(iii)	As of the date of this MD&A the Company had gross Warrants of 85,921,218 that can be converted on the basis of 15 Warrants to 1 Common Share.

Cash Flows

During the period ended October 31, 2022, the Company had an overall increase in cash and cash equivalents of $11,070 (2021: $6,490).

26

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Total cash provided in operating activities was $4,495 for the period ended October 31, 2022 (2021: $2,825 cash used in operating activities). The increase in operating cash inflows is primarily driven by the increase in revenue due to the Company’s Retail Segment’s shift in the retail pricing strategy and launch of our discount club model. Additionally, the increase in revenue was due to the acquisitions of  NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, and Choom as well as full year of results of 2021 acquisitions of Daily High Club, DankStop, and Blessed CBD.

Cash used in investing activities was $8,592 (2021: cash used $28,493) due to the acquisitions of NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Ontario Lottery Winner, Bud Heaven, Kensington, Halo Kushbar, Choom and as a result of new store openings. Cash provided by financing activities was $15,167 (2021: cash provided $37,808).

Liquidity

On August 15, 2022, the Company entered into the connectFirst Credit Facility with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. The demand loan bears interest at connectFirst’s prime lending rate plus 2.50% per annum and matures on September 7, 2027.

The first tranche is repayable on demand, but until demand is made the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $240. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding, and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche.

The second tranche is repayable on demand, but until demand is made the connectFirst Credit Facility is repaid in monthly blended payments of principal and interest of $137. Blended payments may be adjusted from time to time, if necessary, on the basis of connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche.

On October 18, 2021, the Company entered into a revolving credit facility with the Lender in an amount of up to $25,000, comprised of an initial $10,000 limit and $15,000 accordion. The revolving credit facility bears interest at a variable rate, which is dependent on the Company’s adjusted debt to EBITDA ratio. The Company did not meet the covenants in the original agreement relating to the adjusted debt to EBITDA ratio, interest coverage ratio, and restriction on the ability to make investments, without obtaining a letter of consent.  As at October 31, 2021, the Company had drawn $4,000 on the revolving credit facility. On January 25, 2022, the Lender waived the covenants that the Company is required to maintain under this facility from October 31, 2021, to October 31, 2022. The waived covenants included adjusted debt to EBITDA ratio, interest coverage ratio (ratio of EBITDA to interest expense), and investments other than permitted investments by the Lender.  Under the terms of the waiver, the Company agreed to pay back the outstanding balance of $4,000, of which $1,000 was paid by April 1, 2022, and the remaining $3,000 was paid back by July 7, 2022.

Capital Management

The Company’s objectives when managing capital resources are to:

I.	Explore profitable growth opportunities.
II.	Deploy capital to provide an appropriate return on investment for shareholders.
III.	Maintain financial flexibility to preserve the ability to meet financial obligations; and
IV.	Maintain a capital structure that provides financial flexibility to execute on strategic opportunities.

The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board does not establish quantitative return on capital criteria for Management, but rather promotes year-over-year sustainable profitable growth. The Company is not subject to any externally imposed capital requirements. The Company’s capital structure consists of equity and working capital. To

27

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash-on-hand and financings as required.

Off Balance Sheet Transactions

The Company does not have any financial arrangements that are excluded from the Financial Statements as of October 31, 2022, and October 31, 2021 nor are any such arrangements outstanding as of the date of this MD&A.

Transactions Between Related Parties

As of October 31, 2022, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key Management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.

Operational transactions

An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President and Chief Executive Officer of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years with two additional 5-year term extensions exercisable at the option of the Company.

An office and warehouse unit located in Savannah, Georgia has been leased out by 2G Realty, LLC, a company that is related through the former Chief Technology Officer of the Company. The office and warehouse space were leased to accommodate the Company’s operational needs for Smoke Cartel. The lease was established at prevailing market rates and has annual lease payments totaling $52 per annum. The primary lease term is 1 year with one additional 1-year term extension exercisable at the option of the Company.

Financing transactions

On July 22, 2022, the Company issued, on a bought deal basis, 4,956,960 Units at a price of $2.32 per Unit. The corporate secretary of the Company participated in the Bought Deal Offering and acquired an aggregate of 130,800 Units pursuant to the Bought Deal Offering.

On August 15, 2022, the Company On August 15, 2022, the Company entered into the connectFirst Credit Facility with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. To facilitate the connectFirst Credit Facility, the President and Chief Executive Officer of the Company provided a limited recourse guarantee against $5,000 worth of Common Shares held by the Chief Executive Officer, and his affiliates, to be pledged in favor of the connectFirst until the earlier of:

(i)	12 months following initial funding, provided all covenants of High Tide are in good standing; and
(ii)	The Chief Executive Officer no longer being an officer of High Tide.

The parties agree that the limited recourse guarantee will only be available after all collection efforts against High Tide have been exhausted, including the sale of High Tide.

28

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Key management personnel

Key management personnel is comprised of Company’s Executive Team and Board. Key management compensation for the years ended October 31 are as follows:

	2022	2021
	$	$
Short-term compensation	2,408	1,472
Share-based compensation	1,479	497
Total	3,887	1,969

Subsequent event(s)

On December 29, 2022, the Company completed its acquisition of 100% of the equity interest of Jimmy’s Cannabis, resulting in the company acquiring two retail cannabis stores currently operated by Jimmy Cannabis in British Columbia for $5,300. The stores are located in British Columbia, at 1225 Cranbrook Street North, Cranbrook and 1543 Victoria Street, Prince George. Pursuant to Jimmy’s Cannabis acquisition agreement, the Company acquired an 100% interest in Jimmy’s Cannabis in consideration for 2,595,533 Common Shares, valued at $5,300, on the basis of a deemed price of $2.0365 per Common Share. Jimmy’s Cannabis’ consideration is subject to a post-closing working capital adjustment provision, to address any increase or decrease of working capital, inventory or cash estimated as of the closing date. Under IFRS 3, if the acquisition date of a business combination is after the end of the reporting period, but prior to the publication of the consolidated financial statements, the Company must provide the information required by IFRS 3 unless the initial accounting for the business combination is incomplete. Due to the short time period between the closing of the acquisition date and the publication of these consolidated financial statements, the allocation of the purchase price has not been provided because that information has not yet been finalized.

Financial Instruments

The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

Risk management is carried out by senior Management in conjunction with the Board.

Fair value

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
-	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
-	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The Company assessed that the fair values of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and accrued liabilities, and other current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.

29

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The following methods and assumptions were used to estimate the fair value:

-	Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
-	Long-term fixed-rate notes receivables and loans payable are initially recorded at fair value and are evaluated by the Company based on level 2 inputs such as discounted future interest and principal payments using current market interest rates of instruments using similar terms. These instruments are subsequently measured through amortized cost, with accretion and interest income recognized through the statement of loss and comprehensive loss.
-	Derivative Warrant liabilities are designated as FVTPL and are measured using level 2 inputs. The fair value of the derivative Warrant liabilities is measured each reporting period with changes in the fair value recognized in the consolidated statement of loss and comprehensive loss. Assumptions used to calculate the fair value include stock price, volatility, and risk-free interest rate.
-	Derivative liabilities associated with the put options included in the acquisitions of Nuleaf Naturals, FABCBD and Blessed CBD have been recorded at fair value based on level 3 inputs. The value of the put is calculated using discounted cash flows. The valuation model considers the present value of the future obligation using a multiple of forecasted trailing twelve-month EBITDA for both Nuleaf Naturals and FABCBD and forecasted twelve-month revenue for Blessed CBD, and a risk-adjusted discount rate for all the put obligations. Significant unobservable inputs include expected cash flows and the risk adjusted interest rate. The estimated fair value would increase (decrease) if the expected cash flows were higher (lower) or the risk adjusted interest rate were lower (higher). On September 20, 2022, the Company received a notice to exercise put option related to FABCBD. Subsequent to year end, the Company is in the process of finalizing the settlement of the put option.
-	The contingent consideration related to the Smoke Cartel business combination is designated as FVTPL and is measured using level 3 inputs. The fair value of the contingent consideration is measured at each reporting period. The fair value calculation requires inputs such as the forecasted future cash flows of Smoke Cartel. During the fourth quarter of 2021, the Company finalized the revenue targets related to the contingent consideration and measured the fair value based on the finalized revenue targets, recognizing the change in fair value through the statement of loss and comprehensive loss. During the year 2022, the Company settled the contingent consideration obligation by issuing 500,000 shares valued at $940.
-	The convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs on the consolidated statement of loss and comprehensive loss.
-	The Halo Kushbar convertible promissory note receivable is a non-derivative financial asset with fixed or determinable payments that are not quoted in an active market and is recorded at fair value based on level 2 inputs. The fair value of these assets were estimated on discounted future interest and principal payments using current market interest rates of instruments using similar terms. The promissory note failed the SPPI test due to the conversion feature of the note, therefore this note will be subsequently recognized at fair value through profit or loss on the consolidated statement of loss and comprehensive loss. On July 15, 2022, the Company took control of the shares of Halo Kushbar, which owns three operating cannabis retail stores in Alberta. The consideration received was a settlement of this convertible promissory note which was revalued to a principal amount of $800 and $216 was recorded as a loss on revaluation.

30

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

As at	October 31, 2022	October 31, 2021
	$	$
Windsor derivative liability (i)	-	1,693
FABCBD Put Option derivative liability (iii)	763	2,638
Blessed Put Option derivative liability (iv)	2,899	4,313
NuLeaf Put Option derivative liability (v)	2,674
Smoke Cartel contingent consideration	-	3,028
Total	6,336	11,673
Less current portion	(6,336)	(9,980)
Long-term portion	-	(1,693)

Credit risk

Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. Financial instruments that subject the Company to credit risk consist primarily of cash, marketable securities, accounts receivable and loans receivable. The credit risk relating to cash, cash equivalents and restricted marketable securities balances is limited because the counterparties are large commercial banks. The amounts reported for accounts receivable in the statement of consolidated financial position is net of expected credit loss and the net carrying value represents the Company’s maximum exposure to credit risk. Accounts receivable credit exposure is minimized by entering into transactions with creditworthy counterparties and monitoring the age and balances outstanding on an ongoing basis. Sales to retail customers are required to be settled in cash or using major credit cards, mitigating credit risk.

The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

As at	October 31, 2022	October 31, 2021
	$	$
Current (for less than 30 days)	5,435	3,794
31 – 60 days	420	533
61 – 90 days	568	333
Greater than 90 days	2,148	1,978
Less allowance	(655)	(144)
	7,916	6,494

For the year ended October 31, 2022, $622 in trade receivables were written off against the loss allowance due to bad debts (year ended October 31, 2021 – $247). Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are considered for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions. For the year ended October 31, 2022, Management reviewed the estimates and have not created any additional loss allowances on trade receivable.

31

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, equity and debt financings to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. Maturities of the Company’s financial liabilities are as follows:

	Contractual cash flows	Less than one year	1-3 years	3-5 years	Greater than 5 years
	$	$	$	$	$
October 31, 2021
Accounts payable and accrued liabilities	18,532	18,532	-	-	-
Notes payable	17,493	5,600	78	11,755	60
Interest bearing loans and borrowings	4,000	4,000	-	-	-
Derivative liability	11,673	9,980	1,693	-	-
Convertible debentures	8,163	946	-	7,217	-
Undiscounted lease obligations	35,201	8,454	12,773	6,382	7,592
Total	95,062	47,512	14,544	25,354	7,652
October 31, 2022
Accounts payable and accrued liabilities	26,887	26,887	-	-	-
Notes payable	12,257	-	-	12,257	-
Interest bearing loans and borrowings	16,393	16,393	-	-	-
Derivative liability	6,336	6,336	-	-	-
Convertible debentures	7,466	2,696	4,770	-	-
Undiscounted lease obligations	37,116	9,683	12,604	7,437	7,392
Total	106,455	61,995	17,374	19,694	7,392

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.

At October 31, 2022, approximately 58% of the Company’s borrowings are at a fixed rate of interest (2021: 97%)

32

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Foreign currency risk

Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates.

The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at October 31, 2022, were as follows:

(Canadian dollar equivalent amounts of GBP, Euro and USD balances)	October 31, 2022	October 31, 2022	October 31, 2022	October 31, 2022	October 31,
	(GBP)	(Euro)	(USD)	Total	2021
	$	$	$	$	$
Cash	1,153	397	2,841	4,391	4,032
Accounts receivable	292	536	926	1,754	889
Accounts payable and accrued liabilities	(163)	(1,805)	(9,574)	(11,542)	(4,406)
Net monetary assets	1,282	(872)	(5,807)	(5,397)	515

Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between the United States dollar and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $292 (October 31, 2021 - $21). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the Euro and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $32 (October 31, 2021 - $29), and a fluctuation of +/- 5.0 percent in the exchange rate between the GBP and Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $41 (October 31, 2021 - $37). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.  Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC).  In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.

In accordance with the provisions under NI 52-109, and consistent with SEC-related guidance, the Company has limited the scope of the evaluation to exclude controls, policies and procedures over entities acquired by the Company not more than 365 days before the end of financial period. NuLeaf Naturals, Bud Room, 2080791 Alberta Ltd., Crossroads Cannabis, Bud Heaven, Halo Kushbar, Patricia Donnelley, Kensington, and Choom acquisitions during the period ended October 31, 2022, on a combined basis represented approximately 21% of the Company’s total assets and 8% of the Company’s total revenues as of and for the period ended October 31, 2022.

33

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of October 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting was not effective as of October 31, 2022, due to material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Management identified the following internal control deficiencies that constitute material weaknesses in the Company’s ICFR as of October 31, 2022.

The Company experienced significant and rapid growth during the fiscal year ended October 31, 2022, and during the fiscal year ended October 31, 2021, because of our Business plan and business combinations. The Company did not effectively design, implement, and operate effective process-level control activities related to various processes or engage an adequate number of accounting personnel with the appropriate technical training in, and experience with IFRS to allow for a detailed review of significant and non-routine accounting transactions that would identify errors in a timely manner, including business combinations, impairment testing and financing arrangements.

In addition, as previously disclosed in our Management’s discussion and analysis for the fourth quarter of fiscal 2021, the internal controls over accounting for income taxes, including the income tax provision, deferred tax assets and liabilities and related disclosures were not effective for the year ended October 31, 2021. The Company identified a material weakness in the accounting for income taxes, including the income tax provision, deferred tax liabilities and related disclosures. Specifically, the Company did not design effective internal controls over income taxes which resulted in adjustments to the income tax provision and deferred tax assets and liabilities in the audited consolidated financial statements of the Company for the years ended October 31, 2021. These deficiencies were due to insufficient knowledge and technical expertise in the income tax function to review with a level of precision that would have identified a material misstatement in the income tax provision, including the allocation of tax between the calculation of deferred tax assets and liabilities and related disclosures.

In response to the identification, the Company has taken action to remediate the material weakness. Progress to date includes engagement of a third-party experienced tax accounting resource with the skills, training, and knowledge to assist in the review of more technical a tax matters and to assist in preparing the income tax provision, deferred tax liabilities and related disclosures for each period. Management has made progress in accordance with the remediation plan and the goal is to fully remediate this material weakness in fiscal year 2023. However, the material weakness will not be considered fully remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

34

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Outlook

High Tide is the market leader in Canadian bricks and mortar cannabis retail, with 151 locations across the country and a loyalty base of approximately 950,000 Cabana Club members. The Company’s target is to add 40-50 new retail locations in calendar 2023, with Ontario representing the lion’s share of the increase. At the end of November, The Company launched Cabana ELITE, its premium paid membership offering and has already onboarded over 6,000 members. The Company expects this number to steadily increase over the coming quarters.

With the continued increase in same-store sales and a wider retail footprint, High Tide is currently on an annual revenue run rate of over $450 million.

Throughout 2022, High Tide deployed its customized Fastendr™ technology in 120 locations across Canada, with this rollout continuing throughout 2023, including an opportunity to start licensing this technology towards the end of 2023.

Since mid-2022, High Tide has been launching white-label products through its Cabana Cannabis Co and NuLeaf Naturals brands in Ontario, Manitoba and Saskatchewan. The Company is actively rolling out more SKUs through the course of the year and in conjunction with other higher-margin revenue streams, such as the sale of cannabis seeds in the United States and ELITE membership fees, which should result in consolidated gross margins remaining steady and ticking higher in the quarters ahead.

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”,  “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements  that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.

Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:

●	the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed acquisitions);
●	the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
●	the development of the Business and future activities following the date of this MD&A;
●	expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
●	expectations with respect to economic, Business, regulatory and/or competitive factors related to the Company or the cannabis industry generally;

●	the impact of COVID-19 on the Company’s current and future operations;

35

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share;
●	the Company’s strategic investments and capital expenditures, and related benefits;
●	the distribution methods expected to be used by the Company to deliver its product offerings;
●	same-store sales and consolidated gross margins continuing to increase in the first fiscal quarter of 2023 and beyond;
●	the competitive landscape within which the Company operates and the Company’s market share or reach;
●	the performance of Business operations and activities of the Company;
●	the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the lion’s share of the increase;
●	the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
●	the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
●	the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
●	the anticipated sales from continuing operations for the fiscal year ending October 31, 2023;
●	the intention of the Company to complete the ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the ATM Program, connectFirst Credit Facility and/or any future offering;
●	the Company’s expected use of the net proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering;
●	the anticipated effects of the ATM Program and connectFirst Credit Facility and/or any future offering on the Business and operations of the Company;
●	the listing of Common Shares offered in the ATM Program and/or any future offering;
●	the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein, including licensing this technology towards the end of 2023;
●	the Company’s ability to generate cash flow from operations and from financing activities;
●	the Company continuing to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year;
●	the Company continuing to integrate and expand its CBD brands;

36

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
●	the Company hitting its forecasted revenue and sales projections for the first quarter of 2023; and
●	the Company launching additional Cabana Cannabis Co. and NuLeaf Naturals branded SKUs on the timelines outlined herein.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, the assumptions that:

●	current and future members of Management will abide by the Business objectives and strategies from time to time established by the Company;
●	the Company will retain and supplement its Board and Management, or otherwise engage consultants and advisors having knowledge of the industries (or segments thereof) within which the Company may from time to time participate;
●	the Company will have sufficient working capital and the ability to obtain the financing required in order to develop and continue its Business and operations;
●	the Company will continue to attract, develop, motivate and retain highly qualified and skilled consultants and/or employees, as the case may be;
●	no adverse changes will be made to the regulatory framework governing cannabis, taxes and all other applicable matters in the jurisdictions in which the Company conducts Business and any other jurisdiction in which the Company may conduct Business in the future;
●	the Company will be able to generate cash flow from operations, including, where applicable, distribution and sale of cannabis and cannabis products;
●	the Company will be able to execute on its Business strategy as anticipated;
●	the Company will be able to meet the requirements necessary to obtain and/or maintain Authorizations required to conduct the Business;
●	general economic, financial, market, regulatory, and political conditions, including the impact of COVID-19, will not negatively affect the Company or its Business;
●	the Company will be able to successfully compete in the cannabis industry;
●	cannabis prices will not decline materially;
●	the Company will be able to effectively manage anticipated and unanticipated costs;

37

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company will be able to maintain internal controls over financial reporting and disclosure, and procedures in order to ensure compliance with applicable laws;
●	the Company will be able to conduct its operations in a safe, efficient and effective manner;
●	general market conditions will be favourable with respect to the Company’s future plans and goals;
●	the Company will complete the ATM Program;
●	the Company’s will use of the net proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering as outlined;
●	the Company will list the Common Shares offered in the ATM Program and/or any future offering;
●	the ATM Program and connectFirst Credit Facility and/or any future offering will have the anticipated effects on the Business and operations of the Company;
●	the Company will reach the anticipated sales from continuing operations for the financial year ending October 31, 2023;
●	the Company will complete its proposed acquisitions;
●	same-store sales and consolidated gross margins will continue to increase in the first fiscal quarter of 2023 and beyond;
●	the Company will make meaningful increases to its revenue profile;
●	the Company will continue to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year;
●	the Company will hit its forecasted revenue and sales projections for the first fiscal quarter of 2023;
●	the Company will deploy Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein and license this technology;
●	the Company will launch additional Cabana Cannabis Co. and NuLeaf Naturals branded SKUs on the timelines disclosed herein;
●	the Company will add the additional cannabis retail store locations to the Business, with Ontario representing the lion’s share of the increase, and remain on a positive growth trajectory;
●	the Company will complete the development of its cannabis retail stores;
●	the Company will continue to integrate and expand its CBD brands;
●	Cabana Club and Cabana ELITE loyalty programs membership will continue to increase; and
●	the Company will continue to grow its online retail portfolio through further strategic and accretive acquisitions.

By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or

38

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Some of the risks that could cause results to differ materially from those expressed in forward-looking statements in this MD&A and in documents incorporated by reference herein include:

●	the Company’s inability to attract and retain qualified members of Management to grow the Business and its operations;
●	unanticipated changes in economic and market conditions (including changes resulting from COVID-19) or in applicable laws;
●	the impact of the publications of inaccurate or unfavourable research by securities analysts or other first parties;
●	the Company’s failure to complete future acquisitions or enter into strategic Business relationships;
●	interruptions or shortages in the supply of cannabis from time to time available to support the Company’s operations from time to time;
●	unanticipated changes in the cannabis industry in the jurisdictions within which the Company may from time to time conduct its Business and operations, including the Company’s inability to respond or adapt to such changes;
●	the Company’s inability to secure or maintain favourable lease arrangements or the required Authorizations necessary to conduct the Business and operations and meet its targets;
●	the Company’s inability to secure desirable retail cannabis store locations on favourable terms;
●	the Company will be unable to add any additional cannabis retail store locations to its Business;
●	risks relating to projections of the Company’s operations;
●	the Company’s inability to effectively manage unanticipated costs and expenses, including costs and expenses associated with product recalls and judicial or administrative proceedings against the Company;
●	the Company will not reach the anticipated sales from continuing operations for the financial year ending October 31, 2023;
●	the Company will not complete the ATM Program;
●	the Company’s inability to list the Common Shares offered in the ATM Program and/or any future offering;
●	the Company’s failure to utilize the use of proceeds from the ATM Program, connectFirst Credit Facility and/or any future offering as expected;
●	the ATM Program and connectFirst Credit Facility and/or any future offering will not have the anticipated effects on the Business and operations of the Company;
●	the Company inability to complete its proposed acquisitions;
●	same-store sales and/or consolidated gross margins will not increase, but decease and/or plateau;

39

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

●	the Company will not hit its forecasted revenue and sales projections for the first fiscal quarter of 2023;
●	Cabana Club and/or Cabana ELITE loyalty programs membership will decrease and/or plateau;
●	the Company will be unable to deploy Fastendr™ technology across the Company’s retail stores or upon on the timelines anticipated and will not be able to license this technology;
●	the Company will be unable to increase its revenue through the first fiscal quarter of 2023, and the remainder of the year, but that it will decease and/or plateau;
●	risk that the Company will be unable to launch additional Cabana Cannabis Co. and/or Nuleaf Naturals branded SKUs on the timelines disclosed herein or at all;
●	the Company will be unable to continue to integrate and expand its CBD brands;
●	the Company will be unable to grow its online retail portfolio through further strategic and accretive acquisitions;
●	the Company will be unable to complete the development of any or all of its cannabis retail stores;
●	risks surrounding the legality of Delta-8 derived from hemp;
●	risks surrounding the uncertainty and legality of Delta-8 and Delta-9 state to state;
●	risk that the DEA could consider the Company’s Delta-8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States;
●	risk that that state or federal regulators or law enforcement could take the position that the Delta-8 and Delta-9 products and/or this in-process hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws;
●	risk that the Company’s Delta-9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana;
●	risks surrounding the sale of Hemp seeds;
●	risk that should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta-8 and Delta-9 products or stop all Business operations, (ii) be subject to other civil or criminal sanctions and/or (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations; and
●	risk that enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.

40

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

In particular, this MD&A contains forward-looking statements pertaining, without limitation, to the following: changes in general and administrative expenses; future Business operations and activities and the timing thereof; the future tax liability of the Company; the estimated future contractual obligations of the Company; the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” and “Risk Assessment” in this MD&A.

Cautionary Note Regarding FOFI

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.

Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the ATM Program and connectFirst Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.

Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.

Accounting Policies and Critical Accounting Estimates

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and have been applied consistently by the Company and its subsidiaries.

41

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

A.	Summary of significant accounting policies

Cash and cash equivalents

Cash and cash equivalents consist of bank balances and highly liquid short-term investments with a maturity date of 90 days or less which are convertible to known amounts of cash at any time by the Company without penalties.

Marketable securities

Marketable securities comprise of the Company’s investments in market equities. Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recognized in the consolidated statement of loss and other comprehensive loss. Fair values for marketable securities are estimated using quoted market prices in active markets, obtained from financial institutions. At the time securities are sold or otherwise disposed of, gains or losses are included in consolidated statement of loss and other comprehensive loss.

Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Work-in-progress and finished goods that arise from the extraction process under NuLeaf Naturals include raw materials and manufacturing overheads. Manufacturing overheads such as labour and other manufacturing expenditures are allocated based on the normal operating capacity.

Finished goods purchased from third parties are measured at the lower of cost and net realizable value. The cost of inventories is calculated on a weighted average cost basis and includes expenditures incurred in acquiring the inventories and other costs incurred in bringing them to their existing location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and costs necessary to make the sale. The Company reviews inventory for obsolete, redundant, and slow-moving inventory items and any such items are written down to net realizable value. Any write-downs of inventory to net realizable value are recorded in the consolidated statement of loss and other comprehensive loss of the related year.

Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. During the construction of leasehold improvements, items are classified as assets under construction. When the asset is available for use, it is transferred from assets under construction to the appropriate category of property and equipment, and depreciation on the item commences.

Depreciation is provided using the following methods at rates intended to depreciate the costs of the assets over their estimated useful lives:

Asset	Method	Useful life
Office equipment and computers	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Term of lease
Vehicles	Straight-line	5 years
Buildings	Straight-line	25 years
Production Equipment	Straight-line	7 years

When a property and equipment asset includes significant components with different useful lives, each significant component is depreciated separately.

The estimated useful lives and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

42

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the consolidated statement of loss and other comprehensive loss of the related year.

Assets under construction are not ready for use and are not depreciated.

Repairs and maintenance costs that do not improve or extend productive life are recognized in the consolidated statement of loss and other comprehensive loss in the year in which the costs are incurred.

Intangible assets

Intangible assets acquired separately are measured initially at cost and consists of software, brand names, and licenses. Following initial recognition, intangible assets with a definite useful life are recorded at cost less accumulated amortization and accumulated impairment losses, if any.  Intangible assets with an indefinite useful life are recorded at cost less accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition is initially measured using an allocation of the purchase consideration using a relative fair value approach.

The useful lives of intangible assets are assessed as either finite or indefinite. Amortization of finite life intangible assets is provided, when the intangible asset is available for use, on a straight-line basis over their estimated useful lives.

Intangible asset	Method	Useful life
Software	Straight-line	5 years
Licenses	Straight-line	Remaining term of the lease
Brand names	-	Indefinite life

The estimated useful lives and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively. Intangible assets not yet available for use are not subject to amortization.

Intangible assets classified by the Company as having indefinite useful lives are comprised of brands from the ecommerce subsidiaries. The Company plans to use the brands for these different ecommerce entities indefinitely, as there is no foreseeable limit to the period over which the brands are expected to generate cash inflows for the Company. Furthermore, the Company will incur future expenditures to maintain these brands in order to maintain the standard of performance for each brand.

Goodwill

Goodwill arises on business combinations and is tested for impairment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Goodwill is initially recognized as the excess of the purchase price over the fair value of the net assets acquired in a business combination. Subsequently, goodwill is measured at cost less accumulated impairment losses. During the year the Company completed its annual impairment tests as of August 1, 2022, which was previously tested at year end.

Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its property and equipment, right-of-use assets, and intangible assets with a definite useful life to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated in order to determine the extent of the impairment loss, if any.

Goodwill and intangible assets with indefinite useful lives are tested annually and when circumstances indicate that the carrying amount may be impaired.

For impairment testing assets, excluding goodwill, are grouped together into the smallest group of assets, CGUs, that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs.

43

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Testing goodwill for impairment is determined by assessing the recoverable amount for each group of CGUs to which the goodwill relates.

An impairment loss is recognized for the amount by which the CGU or group of CGUs carrying amount exceeds its recoverable amount. The recoverable amount of the CGU or group of CGUs is the greater of its value in use and its FVLCD. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. The FVLCD is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset.

An impairment loss for property and equipment, intangible assets, and leases with a definite useful life is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Revenue recognition

Revenue recognition is based on a 5-step approach, under IFRS 15, which includes identifying the contract with the customer, identifying the performance obligations, determining the individual transaction price, allocating the transaction price to the performance obligations in the contract and recognizing revenue when the relevant performance obligations are satisfied. Revenue is recognized when the entity satisfies the performance obligation upon delivery and acceptance by the customer. Revenue in the consolidated financial statements is disaggregated into cannabis and CBD, consumption accessories, data analytics services and other revenue.

Recognition

The nature, timing of recognition of satisfied performance obligations, and payment terms for the Company’s goods and services are described below:

For performance obligations related to merchandise sales, the Company typically transfers control, completes the performance obligation, and recognizes revenue at the point in time when delivery of the items to the customer occurs. Upon delivery the customer can obtain substantially all of the benefits from the items purchased.

For performance obligations related to data analytics contracts, the Company typically satisfies its performance obligations at a point in time, or over time as services are rendered, depending on the obligation and the specifics of the contract.

Identification of performance obligations

Where contracts contain multiple promises for goods or services, Management exercises judgement in determining whether goods or services constitute distinct goods or services or a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. The determination of a performance obligation affects whether the transaction price is recognized at a point in time or over time. Management considers both the mechanics of the contract and the economic and operating environment of the contract in determining whether the goods or services in a contract are distinct.

Transaction price

In determining the transaction price and estimates of variable consideration, management considers the history of the customer in estimating the goods and services to be provided to the customer as well as other variability in the contract.

Allocation of transaction price to performance obligations

The Company’s contracts generally outline a specific amount to be invoiced to a customer associated with each performance obligation in the contract. The Company allocates the transaction price to the individual performance obligations based on their standalone selling price, which is primarily estimated based on the amounts that would be charged to customers under similar market conditions.

44

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Satisfaction of performance obligations

The satisfaction of performance obligations requires Management to make judgment as to when control of the underlying good or service transfers to the customer. Determining when a performance obligation is satisfied affects the timing of revenue recognition.

Management considers both customer acceptance of the good or service, and the impact of laws and regulations such as standard shipping practices, in determining when this transfer occurs.

Merchandise sales

Revenue consists of sales to customers through the Company’s network of retail stores, ecommerce platforms and through the wholesale distribution arm. Merchandise sales through retail stores are recognized at the time of delivery to the customer, which is generally at the point of sale. Merchandise sales through the Company’s e-commerce platforms and wholesale distribution arm are recognized upon date of receipt by the customer. Where the Company arranges the shipping of goods, revenue is recognized on the date of delivery of goods to the customer’s location (free on board destination).

Data Analytics revenue

The Company earns revenue by providing data analytics services. The performance obligation is fulfilled when the data and services agreed upon are delivered to the customer. Data analytics revenue is recognized in consolidated statement of loss and other comprehensive loss when earned.

Sales returns

The Company does allow returns. Defective products or products that get damaged upon shipping by the Company are considered for exchanges or refunds. In such cases revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Consignment and principal versus agent considerations

IFRS 15 focuses on recognizing revenue as an entity transfers control of a good or service to a customer which could affect how an entity evaluates its position in a transaction as either a principal or an agent. The standard provides that an entity is a principal in a transaction if it controls the specified goods or services before they are transferred to the customer. The Company has entered into an arrangement whereby assets are transferred by the Company to another party for storage. The Company continues to act in the capacity of the principal as evidenced by the Company’s ability to control the assets until the sale of the product to an external customer.

Drop shipment and principal versus agent considerations

In the merchandise sales transactions completed by some of the ecommerce platforms, the Company utilizes its drop shipment technology to complete the transaction. Drop-shipment allows for customers to make a purchase through the Company’s ecommerce website which is fulfilled by a third-party supplier. The Company is the principal in the transaction, as the price setting, risks of shipment of the merchandise and provision of refunds is the responsibility of the Company.

Taxes

Tax expense is comprised of current and deferred tax. Tax is recognized in the consolidated statement of loss and other comprehensive loss except to the extent that it relates to items recognized in other comprehensive income (loss) or equity on the statement of financial position.

Current tax

Current tax is calculated using tax rates which are enacted or substantively enacted at the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to taxation authorities.

Deferred tax

45

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined using tax rates which are enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are generally recognized for all taxable temporary differences, except for temporary differences that arise from goodwill, which is not deductible for tax purposes. Deferred tax liabilities are also recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognized to the extent it is probable that taxable profits will be available against which the deductible balances can be utilized. All deferred tax assets are analyzed at each reporting period and reduced to the extent that it is no longer probable that the asset will be recovered. Deferred tax assets and liabilities are not recognized with respect to temporary differences that arise on initial recognition of assets and liabilities acquired other than in a business combination.

Share-based payments

The fair value of stock options and RSUs, herein-after referred to collectively as “awards”, issued to directors, employees and consultants under the Omnibus Plan are estimated at the date of issue using the Black-Scholes option pricing model, and charged to consolidated statement of loss and other comprehensive loss and contributed surplus over their relevant vesting period.  Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. On the exercise of awards, the cash consideration received and the fair value of the award previously credited to contributed surplus are credited to share capital.

The fair value of award issued to advisors in conjunction with financing transactions is estimated at the date of issue using the fair value of the goods and services received first, if determinable, then by the Black-Scholes option pricing model, and charged to share capital and contributed surplus over the vesting period. On the exercise of advisor awards, the cash consideration received and the fair value of the awards previously credited to contributed surplus are credited to share capital.

Where awards are cancelled, it is treated as if the award had vested on the date of cancellation and any expense not yet recognized for the award is recognized immediately.  However, if a new award is substituted for the cancelled award and is designated as a replacement option on the date that it is granted, the cancelled and the new award are treated as if they were a modification of the original award.

Award pricing models require the input of assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s awards.  Forfeitures are estimated for each reporting period and adjusted as required to reflect actual forfeitures that have occurred in the period.

Loss per share

Basic loss per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted average number of common shares outstanding during the year.

Diluted loss per share is calculated by dividing the losses of the Company by the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares. The weighted average number of common shares outstanding is increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all convertible equity instruments with exercise prices below the average market price for the year.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The operating results of all operating segments for which discrete financial information is available are reviewed regularly by the Chief Operating Decision Maker, the Company’s executive Management, to make decisions about resources to be allocated to the segments and assess their performance. Segment results that are important to executive Management generally include items directly attributable to a segment.

46

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Leases

At the lease possession date, the Company recognizes a lease liability reflecting its obligation for future lease payments and a right of use asset representing its right to use the underlying asset.

Right of use assets are presented in the consolidated statement of financial position and are measured at cost, less any accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right of use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right of use assets are amortized on a straight-line basis over the lease term. The Company also assesses the right of use asset for impairment when such indicators exist.

Lease liabilities are presented in the consolidated statement of financial position and are measured at the present value of future lease payments discounted at the Company’s incremental borrowing rate. Lease payments included in the measurement of the lease liability are made up of fixed payments and variable lease payments that are based on an index or rate. Accretion expense is recognized on lease liabilities using the effective interest method.

Leases that are subleased to a third party are presented on the statement of financial position as a net investment lease. Upon entering into a sublease agreement, the Company immediately de-recognizes the related right of use asset and recognizes a net investment lease. Net investment leases are measured at cost, which includes the present value of the lease at the time of inception of the sublease. Any differences between the right of use asset and the net investment lease are recognized in the statement of consolidated loss and other comprehensive loss. Lease income related to the sublease is recognized in the consolidated statement of loss and comprehensive loss.

The Company has elected to account for short-term leases and leases of low value assets using the practical expedients. Instead of recognizing a right-of-use-asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

Asset acquisitions

Acquisitions that do not meet the definition of a business combination are accounted for as an asset acquisition.  Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values.  Asset acquisitions do not give rise to goodwill.

Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

I.	Classification and Measurement

The following table summarizes the classification of the Company’s financial instruments under IFRS 9 Financial Instruments

Financial Instrument	IFRS 9 Financial Instruments Classification
Cash and cash equivalents	Amortized cost
Marketable securities	Fair value through profit or loss
Trade and other receivables	Amortized cost
Notes receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Notes payable	Amortized cost
Convertible debenture	Amortized cost
Derivative liability	Fair value through profit or loss
Contingent consideration	Fair value through profit or loss

47

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financial assets

Based on the Company’s assessment of its business model and for the purposes of subsequent measurement, financial assets are classified into two categories:

●	The Company’s cash and cash equivalents, trade and other receivables, and notes receivable are subsequently measured at amortized cost. These are assets that are held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
●	The Company’s securities are subsequently measured at fair value through consolidated statement of loss and other comprehensive loss.

Financial assets are subsequently measured at amortized cost.

Financial assets are derecognized when the rights to receive cash flows from the financial asset have expired or when the Company has transferred its rights to receive cash flows from the financial asset.

Financial liabilities

The classification of financial liabilities is determined by the Company at initial recognition. The classification categories are as follows:

●	The Company’s accounts payables and accrued liabilities are measured at amortized cost.
●	The Company’s convertible debenture and notes payable are subsequently measured at amortized cost using the effective interest method. Revaluation expense is recognized in the consolidated statement of loss and comprehensive loss.
●	The Company’s derivative liabilities and contingent consideration are subsequently measured at fair value with changes in fair value and interest expense recognized in the consolidated statement of loss and comprehensive loss.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statement of loss and comprehensive loss.

II.	Impairment of Financial Assets

At each reporting date, the Company assesses whether a financial asset or group of financial assets is impaired under the ECL model. For financial assets measured at amortized cost, the ECL model requires entities to account for expected credit losses on financial assets at the date of initial recognition, and to account for changes in expected credit losses at each reporting date to reflect changes in credit risk.

The loss allowance for a financial asset is measured at an amount equal to the lifetime expected credit loss if its credit risk has increased significantly since initial recognition, or if the financial asset is a purchased or originated credit-impaired financial asset. If the credit risk on a financial asset has not increased significantly since initial recognition, its loss allowance is measured at an amount equal to the 12-month expected credit loss.

The Company measures its trade receivables using the simplified approach. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix based on its historical credit loss experience adjusted for forward-looking information including household consumption and consumer price indices, as well as real gross domestic product. The Company also contemplates the grouping of receivables into various customer segments that have similar loss patterns (e.g. by geography).

48

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

The Company uses the general approach to measure the expected credit loss for certain loans receivable and lease receivables. ECLs are measured based all possible default events over the expected life of a financial instrument.

Government Grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

For those Canadian subsidiaries that did experience a decline in sales, the Company applied for the Canada Emergency Wage Subsidy, a government grant offered by the Canadian Government to assist Companies impacted by COVID-19.  During the year ended October 31, 2021, the Company received Canada Emergency Wage Subsidy, which has been offset against wages and salaries in the consolidated statements of net loss. The Company did not receive any government grant during the year under review.

B.	Current accounting policy changes

Definition of a Business

In October 2018, the IAS board issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020.

The Company applied the new framework as of November 1, 2021 to determine whether businesses acquired within the year met the definitions of a business, such that the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs.

Standards Effective but not applicable

The accounting standards listed below were effective for annual periods beginning on or after January 1, 2022, and did not have a material impact on the Financial Statements as of October 31, 2022:

Property, Plant and Equipment: Proceeds before intended use – Amendments to IAS 16

The amendment to IAS 16 – Property, Plant and Equipment prohibits an entity from deducting from the cost of an item of property plant and equipment any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is ‘testing whether the asset is functioning properly’ when it assesses technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Entities must disclose separately the amounts of proceeds and costs relating to items produced that are not an output of the entity’s ordinary activities.

These amendments had no impact on the Financial Statements as there were no sales of such items produced by property, plant and equipment made available for use during the year under the review.

Reference to the Conceptual Framework – Amendments to IFRS 3

The amendments add an exception to the recognition principle of IFRS 3 – Business Combinations to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets or IFR Interpretations Committee 21 – Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFR Interpretations Committee 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. The amendments also add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date.

These amendments had no impact on the consolidated financial statements of the Company as there were no contingent assets, liabilities or contingent liabilities within the scope of these amendments that arose during the year.

49

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Annual Improvements to IFRS Standards 2018–2020

IFRS 9 – Financial Instruments – clarifies which fees should be included in the 10% test for derecognition of financial liabilities. The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and lender, including fees paid or received by either the borrower or lender on the other’s behalf. There is no similar amendment proposed for IAS 39 – Financial Instruments: Recognition and Measurement.

These amendments had no impact on the Financial Statements as there were no modifications of the Company’s financial instruments during the year.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

An onerous contract is a contract under which the unavoidable of meeting the obligations under the contract costs (i.e., the costs that the Company cannot avoid because it has the contract) exceed the economic benefits expected to be received under it. The amendments specify that when assessing whether a contract is onerous or loss-making, an entity needs to include costs that relate directly to a contract to provide goods or services including both incremental costs (e.g., the costs of direct labour and materials) and an allocation of costs directly related to contract activities (e.g., depreciation of equipment used to fulfil the contract and costs of contract management and supervision). General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

Prior to the application of the amendments, the Company had not identified any contracts as being onerous as the unavoidable costs under the contracts, which were the costs of fulfilling them, comprised only incremental costs directly related to the contracts.

IAS 41 – Agriculture – Taxation in fair value measurements

The amendment removes the requirement in paragraph 22 of IAS 41 that entities exclude cash flows for taxation when measuring the fair value of assets within the scope of IAS 41.

These amendments had no impact on the Financial Statements as it did not have assets in scope of IAS 41 as at year-end.

Non-IFRS Financial Measures

Throughout this MD&A, references are made to non-IFRS financial measures, including operating expenses and loss from operation excluding impairment loss, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.

Risk Assessment

Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company.  The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which Management is currently unaware.

Cash Flow from Operations

As at October 31, 2022, the Company’s cash and net working capital balances were approximately $25,084 and $4,119. Although the Company anticipates it will have positive cash flow from operating activities in future periods, to the extent that the Company has negative cash flow in any future period, certain of the net proceeds from future offerings may be used to fund such negative cash flow from operating activities. If the Company experiences future negative cash flow, the Company may also be required to raise additional funds through

50

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate positive cash flow from its operations, that additional capital or other types of financing will be available when needed, or that these financings will be on terms favorable to the Company. In addition, the Company expects to achieve positive cash flow from operating activities in future periods. However, this is based on certain assumptions and subject to significant risks.

Regulatory Compliance Risks

Achievement of the Company’s business objectives is subject to compliance with regulatory requirements enacted and enforced by governmental entities and obtaining and maintaining all required regulatory approvals. The Company may incur costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting, license or approval requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The Company cannot predict the timeline required to secure all appropriate regulatory approvals or licenses for its businesses or the extent of testing and documentation that may be required by governmental entities. Any delays in obtaining, or failing to obtain, required regulatory approvals or licenses may significantly delay or impact the research and development activities and could have a Material Adverse Effect. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to the Company’s operations, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

The impact of the various legislative regimes, on the Company’s business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating its business activities will create or allow for the growth opportunities the Company currently anticipates.

Due to the nature of the Company’s operations, various legal and tax matters may be outstanding from time to time.  If the Company is unable to resolve any of these matters favorably, there may be a Material Adverse Effect.

Changes in Laws and Regulations

The Company is subject to a variety of applicable laws, including but not limited to those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, packaging and labeling, and disposal of cannabis and cannabis products. The Company is also subject to applicable laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment. As applicable laws pertaining to the cannabis industry are relatively new, it is possible that significant legislative amendments may still be enacted – either provincially or federally – that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable laws could have a Material Adverse Effect.

The legislative framework pertaining to the Canadian adult-use cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in asymmetric regulatory and market environments. Different competitive pressures, additional compliance requirements, and other costs may also limit the Company’s ability to participate in such market.

Environmental, Health and Safety Laws

The Company is subject to environmental, health and safety laws and regulations in each jurisdiction in which the Company operates. Such regulations govern, among other things, emissions of pollutants into the air, wastewater discharges, waste disposal, the investigation and remediation of soil and groundwater contamination, and the health and safety of the Company’s employees. For example, the Company’s products and the raw materials used in its production processes are subject to numerous environmental laws and regulations. The Company may be required to obtain environmental permits from governmental entities for certain of its current

51

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

or proposed operations. The Company may not have been, nor may it be able to be at all times, in full compliance with such laws, regulations and permits. If the Company violates or fails to comply with these laws, regulations or permits, the Company could be fined or otherwise sanctioned by regulators.

As with other companies engaged in similar activities or that own or operate real property, the Company faces inherent risks of environmental liability at its current and historical production sites. Certain environmental laws impose strict and, in certain circumstances, joint and several liability on current or previous owners or operators of real property for the cost of the investigation, removal or remediation of hazardous substances as well as liability for related damages to natural resources. In addition, the Company may discover new facts or conditions that may change its expectations or be faced with changes in environmental laws or their enforcement that would increase its liabilities.

The Company’s costs of complying with current and future environmental and health and safety laws, liabilities arising from past or future releases of, or exposure to, regulated materials, or more vigorous enforcement of environmental and employee health and safety laws, may have a Material Adverse Effect.

Risks Associated with Numerous Laws and Regulations

The production, labeling and distribution of the products that the Company distributes are regulated by various federal, state and local agencies. These governmental entities may commence regulatory or legal proceedings, which could restrict the permissible scope of the Company’s product claims or the ability to sell its products in the future. The FDA regulates the Company’s products to ensure that the products are not adulterated or misbranded.

The Company is subject to regulation by various agencies as a result of the manufacture and sale of its CBD wellness products. The shifting compliance environment and the need to build and maintain robust systems to comply with different regulations in multiple jurisdictions increases the possibility that the Company may violate one or more of the requirements. If the Company’s operations are found to be in violation of any of such laws or any other governmental regulations, or perceived to be in violation, the Company may be subject to penalties or other negative effects, including, without limitation, civil and criminal penalties, damages, fines, the curtailment or restructuring of the Company’s operations or asset seizures and the denial of regulatory applications (including those regulatory regimes outside of the scope of FDA jurisdiction, but which may rely on the positions of the FDA in the application of its regulatory regime), any of which could adversely affect the business and financial results. In addition, the FDA is expected to make determinations as to how certain CBD products will be regulated and is expected to, in the long term, consider modernization in its regulation of dietary supplements generally.

Failure to comply with FDA requirements may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines and criminal prosecutions. The Company’s advertising is subject to regulation by the FTC under the FTCA as well as subject to regulation by the FDA under the DSHEA. In recent years, the FTC has initiated numerous investigations of dietary and nutritional supplement products and companies based on allegedly deceptive or misleading claims. On December 17, 2020, the FTC announced the first law enforcement proceedings against companies making deceptive claims related to CBD products. The six companies targeted entered into settlement agreements with the FTC and five of the companies paid a fine to the FTC. At any point, enforcement strategies of a given agency can change as a result of other litigation in the space or changes in political landscapes, and could result in increased enforcement efforts, which would materially impact the Company. Additionally, some states also permit advertising and labeling laws to be enforced by state attorney generals, who may seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Company. Private litigants may also seek relief for consumers, class action certifications, class wide damages and product recalls of products sold by the Company. Any actions against the Company by governmental entities or private litigants could have a Material Adverse Effect.

Compliance with Changes in Legal, Regulatory and Industry Standards May Adversely Affect the Company

The formulation, manufacturing, packaging, labelling, handling, distribution, importation, exportation, licensing, sale and storage of the Company’s products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and

52

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels. There is currently no uniform regulation applicable to natural health products worldwide. There can be no assurance that the Company is in compliance with all of these laws, regulations and other constraints, and changes to such laws, regulations and other constraints may have a Material Adverse Effect.

Incorrect Interpretation of the 2018 Farm Bill

The Company’s position is that the 2018 Farm Bill permanently removed Hemp from the USDA and is now deemed an agricultural commodity, and accordingly the DEA no longer has any claim to interfere with the interstate commerce of Hemp products, so long as the THC level is at or below 0.3% on a dry weight basis and the Hemp and its derivatives were grown and processed by a person holding a license issued by either (i) USDA or a (ii) in a state with a USDA-approved Hemp plan, the applicable state agency. There is a risk that the Company’s interpretation of the legislation is inaccurate or that it will be successfully challenged by federal or state authorities. A successful challenge to such position by a state or federal authority could have a Material Adverse Effect, including civil and criminal penalties, damages, fines, the curtailment or restructuring of the Company’s operations or asset seizures and the denial of regulatory applications.

The Market for Hemp-derived Products is Tightly Regulated

Hemp-derived product businesses operate in a tight, and fast-moving, regulatory environment. As such, the Company relies on Management’s continuing assessment of the regulatory requirements of the products and jurisdictions in which the Company operates and its ability to comply with these regulatory requirements. Should there be unexpected changes to the regulations in a specific existing or targeted jurisdiction, or even delays to anticipated changes to the current regulations, this could have a material impact on the Company’s future growth prospects. The Board is aware of this risk and seeks to mitigate it by keeping well informed of the regulatory environment in the relevant jurisdictions, will seek to diversify the current business in terms of product and jurisdiction and will ensure that they continue to meet the regulatory requirements in the jurisdictions in which they operate.

The Market for Hemp-derived Products is Relatively New Market

The Hemp-derived product industry is in its infancy. Companies will compete with established competitors who may have more resources and/or a more recognizable brand presence in the market. The Company’s success will depend upon the Board’s ability to manage the Company’s business and to identify and take advantage of further opportunities which may arise. While the Board believes that they have the experience and connections to ensure that the Company’s business is able to compete with established rivals and take advantage of market opportunities they have identified, there is no guarantee that they will be able to do so.

FDA Interpretation of IND Preclusion

The FDA has taken the position that CBD cannot be added to food or marketed as a dietary supplement because it has been the subject of investigation as a new drug (i.e., IND Preclusion). According to the FDA, the submission of the IND application for Epidiolex by Greenwich Biosciences, the U.S. subsidiary of London-based GW Pharmaceuticals, preceded the sales and marketing of CBD as a dietary supplement. It is the FDA’s interpretation of the IND Preclusion that the preclusion date is the date in which it authorized the drug for investigation. If the FDA were to enforce the IND Preclusion based on its interpretation of the legislation, this would have a Material Adverse Effect.

FDA Enforcement Letters

The FDA continues to enforce against violations of the FDCA by issuing warning letters to companies marketing and selling Hemp-derived products, including CBD products and Delta-8 products. Over the past several years, the FDA has issued warning letters to companies marketing and selling unapproved Hemp-derived product, primarily to companies selling CBD products. The letters reiterate the agency’s position that CBD cannot be added to food and dietary supplements and targeted companies whose products violated the FDCA’s prohibition against: i) marketing CBD as or in a dietary supplement, human and animal food, or food additives; ii)

53

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

marketing a dietary supplement, human and animal food, or cosmetic with disease or drug claims (i.e., claims suggesting that a product is intended to treat, cure, or prevent disease); iii) including a substance in human or animal food when that substance is not generally recognized as safe; and iv) selling products that are misbranded due to their failure to include “adequate directions for use by a layperson”. The FDA also issued a consumer update reaffirming its position that CBD cannot lawfully be added to a food or marketed as a dietary supplement due to existing provisions of the FDCA and outlines the data and potential safety issues it is considering as part of its ongoing evaluation of potential regulatory frameworks for CBD. Notably, the FDA states that it could not conclude based on available data that CBD is “generally recognized as safe” for use in human or animal food. While this is broad and may not be applicable in all instances, it nevertheless could materially and adversely impact the Business. Further, the FDA has recently stated that it will continue to police the market and enforce against CBD products, and on March 22, 2021, the agency issued warning letters to two companies for selling over-the-counter products labeled as containing CBD, alleging the products are illegally marketed unapproved drugs and misbranded due to prominent featuring of CBD on the labeling. The FDA’s enforcement against the unlawful sale and marketing of CBD products has to date been limited to the issuance of warning letters, but they have a number of other enforcements means available to them, including civil and criminal penalties. The FDA’s current prohibition on certain Hemp-derived products and the unknowns and associated risks of potential future regulations governing CBD Hemp-derived products create risk for the Business.

Of note, on May 4, 2022, the FDA for the first time sent similar warning letters to five companies selling Delta-8 products. In those letters, the FDA asserted that Delta-8 products claiming to diagnose, cure, mitigate, treat, or prevent diseases are considered unapproved new drugs. Among other statements, these warning letters, as well as their accompanying press release, noted Delta-8’s “psychoactive and intoxicating effects” and that FDA is “very concerned about the growing popularity of delta-8 THC products.”

FTC Enforcement

FTC and FDA often coordinate enforcement efforts where the agencies have overlapping jurisdiction, including with respect to the advertising, labeling, and promotion of food, cosmetics, medical devices, and over-the-counter drugs. In the CBD product marketplace, FTC has joined FDA in the issuance of a number of warning letters to companies warning that the company’s advertisements were not supported by competent and reliable scientific evidence and thus violate the Federal Trade Commission Act, 15 U.S.C. § 41 et. Seq. FTC has also issued independent warning letters to companies selling CBD products. These warning letters allege the companies make exaggerate or false and misleading claims about their CBD products without rigorous scientific evidence to substantiate the claims. While historically, FTC enforcement actions related to CBD have been limited to warning letters, the FTC recently (December 2020) initiated its first law enforcement administrative action against six companies selling CBD products. These companies were considered in violation of the FTC for allegedly making unsupported health claims. FTC entered into settlement agreements with these companies, which required, among other things, that the companies stop making such unsupported health claims and pay a monetary judgment to the FTC. The FTC’s enforcement was publicized by the agency as part of its ongoing effort to protect consumers from false, deceptive, and misleading health claims made in advertisements on websites and through social media companies such as Twitter. The unknowns and associated risks of potential future FTC enforcement actions create risk for the Business.

DEA Interpretation of Synthetically Derived Cannabinoid Products, Delta-8, and Delta-9 Products That May Elicit Psychoactive Effects

Through the DEA IFR, the DEA takes the position that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. It also takes the position that the 2018 Farm Bill does not impact the control status of synthetically derived THCs, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. The DEA IFR may create risk for the Business. Enforcement of the DEA IFR, or any Final Rule that carries forward the rulemaking in the DEA Rule, may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. Additionally, enforcement of the DEA IFR could jeopardize the legality of the Company’s synthetically derived cannabinoid products. As synthetically is not a clearly defined term, any cannabinoid, such as Hemp-based cannabigerol or Delta-8, could be interpreted by the DEA to be an unlawful controlled substance.

In addition, DEA could consider the Company’s Delta-8 products illegal controlled substance under U.S. federal law.

54

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Finally, the Company sells in certain states products containing more than 5 mg of Delta-9 THC per serving and as much as 450 mg of Delta-9 THC per container, but less than 0.3% THC on a “dry weight basis,” and which may elicit psychoactive effects in consumers in the same manner as Delta-9 THC derived from cannabis. The DEA may also consider such products illegal controlled substances under U.S. federal law.

The unknowns of DEA’s interpretation of “synthetically derived,” and position with respect to Delta-8 products and Delta-9 products that may elicit psychoactive effects, create risk for the Business.

DEA Interpretation and Enforcement of the DEA IFR

Through the DEA’s IFR, the DEA takes the position that material that exceeds 0.3% THC remains controlled in Schedule I of the U.S. CSA. It also takes the position that the 2018 Farm Bill does not impact the control status of synthetically derived THCs, for which the DEA claims that the amount of THC is not a determining factor in whether the material is a controlled substance. The DEA IFR may create risk for the Company’s business. Enforcement of the DEA IFR, or any Final Rule that carries forward the rulemaking in the DEA Rule, may result in, among other things, injunctions, product withdrawals, recalls, product seizures, fines, and criminal prosecutions. Additionally, enforcement of the DEA IFR could jeopardize the legality of the Company’s synthetically derived CBD products. As synthetically is not a clearly defined term, any CBD, such as CBG or Delta-8, could be interpreted by the DEA to be an unlawful controlled substance. The unknowns of DEA’s interpretation of “synthetically derived” create risk for the Business.

Regulatory Uncertainty Regarding the Sale of Cannabis Seeds

The Company sells cannabis seeds to customers throughout the United States. On January 6, 2022, DEA stated in a letter that “marijuana seed that has as delta-9-tetrahydrocannabinol concentration of not more than 0.3 percent on a dry weight basis meet the definition of “hemp” and thus is not controlled under the CSA.” Because this letter is non-binding guidance, there is risk that federal regulators or law enforcement could take the position that this letter is not authoritative and that these seeds are Schedule I controlled substances in violation of the U.S. CSA. There is also a risk that state regulators or law enforcement may view these seeds as controlled substances under State-controlled substance laws. In addition, there is risk that the seeds may contain more than 0.3% Delta-9 THC. The sale of seeds in the U.S. is governed by a number of federal and state laws and the failure to comply with these laws, including obtaining any necessary regulations, licenses, or permits may have a Material Adverse Effect. Possession, distribution, sale, or trafficking of any Schedule I controlled substance is subject to substantial criminal penalties.

Risks Relating to Suppliers

Cannabis retailers are dependent on the supply of cannabis products from Licensed Producers. There can be no assurance that there will be a sufficient supply of cannabis available to the Company to purchase and to operate its business or satisfy demand. Licensed Producers’ growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, could have a Material Adverse Effect. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could also have a Material Adverse Effect. The facilities of the Licensed Producers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a Material Adverse Effect. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the ability of Licensed Producers supplying the Company to continue operating under their Authorizations or the prospect of renewing their Authorizations or on the ability or willingness of the Company to sell product sourced from one or more Licensed Producers, which could have a Material Adverse Effect.

In addition to the foregoing, one or more of the risk factors contemplated in this MD&A may also directly apply to, and impact, the Company’s business, operations and financial condition of the Licensed Producers supplying the Company, resulting in such Licensed Producers to experience operational slowdowns or other barriers to operations (including as a result of protective measures

55

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

associated with COVID-19) which may affect the ability of the Company to obtain and sell product sourced from such Licensed Producers. In turn, such events could have an indirect Material Adverse Effect.

Third Party Relationships

From time to time, the Company may enter into strategic alliances with third parties that the Company believes will complement or augment its business or will have a beneficial impact on the Company. Strategic alliances with third parties could present unforeseen integration obstacles or costs, may not enhance the Company’s business, and may involve risks that could adversely affect the Company, including the risk that significant amounts of Management’s time may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the Company incurring additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that the Company’s existing strategic alliances will continue to achieve, the expected benefits to its business or that the Company will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a Material Adverse Effect.

Reliance on Established Cannabis Retail Stores

The Retail Store Authorizations held by the Company are specific to individual cannabis retail stores. Any adverse changes or disruptions to the functionality, security and operation of the Company’s sites or any other form of non-compliance may place the Retail Store Authorizations held by the Company at risk, and have a Material Adverse Effect. As the business continues to grow, any expansion to or update of the current operating cannabis retail stores of the Company, or the introduction of new cannabis retail stores, will require the approval of the applicable cannabis regulatory authority. There can be no guarantee that the applicable cannabis regulatory authority will approve any such expansions and/or renovations, which could have a Material Adverse Effect.

Failure or Significant Delays in Obtaining Regulatory Approvals

The ability of the Company to achieve its business objectives are contingent, in part, upon compliance with the regulatory requirements enacted by applicable governmental entities, including those imposed by applicable cannabis and Hemp regulatory authorities, and obtaining and maintaining all Authorizations, where necessary. The Company cannot predict the time required to secure all appropriate Authorizations for the product offerings of the Company in place from time to time, or the extent of testing and documentation that may be required by governmental entities. The impact of regulatory compliance regimes and any delays in obtaining, or failure to obtain, the required Authorizations may significantly delay or impact the development of the Company and its businesses. Non-compliance could also have a Material Adverse Effect.

The impact of the various legislative regimes, on the Company’s business plans and operations is uncertain. There is no guarantee that the applicable legislation regulating its business activities will create or allow for the growth opportunities the Company currently anticipates.

Due to the nature of the Company’s operations, various legal and tax matters may be outstanding from time to time.  If the Company is unable to resolve any of these matters favorably, there may be a Material Adverse Effect.

United States Public Company Compliance Efforts

As a public company in the United States, the Company will incur additional legal, accounting, reporting and other expenses that it did not incur as a public company in Canada. The additional demands associated with being a U.S. public company may disrupt regular operations of the Company’s business by diverting the attention of some of its senior Management team away from revenue-producing activities to additional Management and administrative oversight, adversely affecting its ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing its business. Any of these effects could harm the Company’s business, results of operations and financial condition.

56

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

If its efforts to comply with new United States laws, regulations and standards differ from the activities intended by regulatory or governing bodies, such regulatory bodies or third parties may initiate legal proceedings against the Company and its business may be adversely affected. As a public company in the United States, it is more expensive for the Company to obtain director and officer liability insurance, and it will be required to accept reduced coverage or incur substantially higher costs to continue our coverage. These factors could also make it more difficult for the Company to attract and retain qualified directors.

The Sarbanes-Oxley requires that the Company maintain effective disclosure controls and procedures and internal control over financial reporting. In the event that the Company is not able to demonstrate compliance with Sarbanes-Oxley, that its internal control over financial reporting is perceived as inadequate, or that it is unable to produce timely or accurate financial statements, investors may lose confidence in its operating results and the price of the Common Shares may decline. In addition, if the Company is unable to continue to meet these requirements, it may not be able to remain listed on Nasdaq.

Following a transition period permitted for a newly public company in the United States, the Company’s independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if Management concludes that our internal controls over financial reporting are effective, its independent registered public accounting firm may issue a report that is qualified if it is not satisfied with the Company’s controls or the level at which its controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently than the Company does.

Federal Paraphernalia Law

Under U.S. Code Title 21 Section 863, the term “drug paraphernalia” means “any equipment, product or material of any kind which is primarily intended or designed for use in manufacturing, compounding, converting, concealing, producing, processing, preparing, injecting, ingesting, inhaling, or otherwise introducing into the human body a controlled substance.” That law exempts “(1) any person authorized by local, State, or Federal law to manufacture, possess, or distribute such items” and “(2) any item that, in the normal lawful course of business, is imported, exported, transported, or sold through the mail or by any other means, and traditionally intended for use with tobacco products, including any pipe, paper, or accessory.” Any non-exempt drug paraphernalia offered or sold by any person in violation of the Federal Paraphernalia Law can be subject to seizure and forfeiture upon the conviction of such person for such violation, and a convicted person can be subject to fines under the Federal Paraphernalia Law and even imprisonment. Any actions against the Company by governmental entities related to the Federal Paraphernalia Laws could have a Material Adverse Effect.

U.S. “Foreign Private Issuer” Status

The Company is a “foreign private issuer”, as such term is defined in Rule 405 under the U.S. Securities Act, and is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare its disclosure documents filed under the Exchange Act in accordance with Canadian disclosure requirements. Under the Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company will not file the same reports that a U.S. domestic issuer would file with the SEC, although it will be required to file or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Applicable Securities Laws. In addition, the Company’s officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, its shareholders may not know on as timely a basis when the Company’s officers, directors and principal shareholders purchase or sell shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, the Company is exempt from the rules and regulations under the Exchange Act related to the furnishing a content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company expects to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Applicable Securities Laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic companies.

57

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that it discloses the requirements it is not following and describe the Canadian practices it follows instead. The Company plans to rely on this exemption. As a result, the Company’s shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all U.S. corporate governance requirements.

Regulatory or Agency Proceedings, Investigations and Audits

The Company’s business requires compliance with many laws. Failure to comply with these laws could subject the Company to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. The Company may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits and other contingencies could harm the Company’s reputation, require the Company to take, or refrain from taking, actions that could harm its operations or require the Company to pay substantial amounts of money, harming its financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of Management’s attention and resources or have a Material Adverse Effect.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the Company’s products are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. The Company may lose a significant number of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant Management attention. Recall of products could lead to adverse publicity, decreased demand for the Company’s products and could have significant reputational and brand damage. Although the Company has detailed procedures in place for testing its products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. A recall for any of the foregoing reasons could lead to decreased demand for the Company’s products and could have a Material Adverse Effect. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by regulatory agencies, requiring further Management attention and potential legal fees and other expenses.

Product Liability

The Company’s Hemp products are sold directly to end consumers, and therefore there is an inherent risk of exposure to product liability claims, regulatory action and litigation if the products are alleged to have caused loss or injury. In addition, the manufacture and sale of cannabis and cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis and cannabis products alone or in combination with other medications or substances could also occur. The Company may be subject to various product liability claims, including that the products they sell caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs to the Company, could adversely affect the reputation of the Company with its clients and consumers generally and could have a Material Adverse Effect. There can be no assurance that the Company or its suppliers will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the products of the Company. The Company holds directors’ & officers’ insurance and general liability insurance.

58

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Sales of Products Containing Delta-8 Could have a Material Adverse Effect

The Company sells in certain states in the United States of products containing cannabinoids, including Delta~~-~~8 and Delta‐9, extracted from cannabis plants that meet the definition of “hemp” under the Agriculture Improvement Act of 2018. The legality of Delta-8 derived from Hemp is uncertain and varies from state to state, with some states banning the sale of products containing Delta-8.

The Company does not sell into any states where the sale of Delta~~-~~8 is prohibited at the state level. At the federal level in the United States, the legality of Delta‐8 remains unclear. The DEA has issued a statement that some have interpreted as making Hemp‐derived Delta‐8 illegal, while it has issued other statements that some interpret to the contrary. As a result, there is a risk that the DEA could consider the Company’s Delta‐8 products an illegal controlled substance under the CSA or Federal Analogue Act in the United States.

The 2018 Farm Bill was signed into law on December 20, 2018. The 2018 Farm Bill removed Hemp from the CSA and established a federal regulatory framework for Hemp production in the United States. Among other provisions, the 2018 Farm Bill explicitly amends the CSA to exclude all parts of the cannabis plant (including its cannabinoids, derivatives, and extracts) containing a Delta‐9 THC concentration of not more than 0.3% on a dry weight basis from the CSA’s definition of “marijuana,” and defines such parts of the cannabis plant as “hemp.” Marijuana, Delta‐9 derived from marijuana, and any Hemp‐derived products containing more than 0.3% Delta‐9 THC concentration on a dry weight basis continue to be classified as a Schedule I substance under the CSA. Possession, distribution, sale, or trafficking of any Schedule I controlled substance is subject to substantial criminal penalties.

Should the Company become subject to enforcement action by federal or state agencies, the Company could: (i) be forced to stop offering some or all of it Delta‐8 products or stop all business operations, (ii) be subject to other civil or criminal sanctions, (iii) be required to defend against such enforcement and if unsuccessful could cause the Company to cease its operations, which could have a Material Adverse Effect. Further enforcement or regulatory action at the United States federal and/or state level could adversely impact the listings of the Common Shares on the TSXV and Nasdaq.

The Sale of Hemp-Derived High THC Products is Not Lawful in All 50 States, and Such Products Could have a Material Adverse Effect and May Elicit Psychoactive Effects

The Company sells certain Hemp-derived Delta-9 THC products which contain more than five (5) milligrams of THC but less than 0.3% Delta-9 THC on a “dry weight basis” (“High THC Products”). The Company does not sell into any states where the sale of High THC Products is prohibited at the state level. The High THC Products may elicit psychoactive effects in consumers in the same manner as Delta‐9 THC derived from cannabis. The Company believes these products meet the definition of “hemp” under the CSA, as amended by the 2018 Farm Bill, but federal agencies may disagree with that interpretation. Some states have limited the amount of Delta-9 THC per serving or per container that may be lawfully sold in state. In addition, the processing of Delta‐9 products also may temporarily create in‐process Hemp extracts with Delta‐9 concentrations that exceed 0.3% by dry weight volume during the interim processing phases. There is risk that state or federal regulators or law enforcement could take the position that these products and/or this in‐process Hemp extract are/is a Schedule I controlled substance in violation of the CSA and similar state laws. There also is risk that the Company’s Delta‐9 products could be considered by state law enforcement and state regulators to be marijuana illegal under state laws criminalizing the possession, distribution, trafficking and sale of marijuana.

Although the Company’s High THC Products are derived from cannabis plants that meet the definition of “hemp” under the Agriculture Improvement Act of 2018 – i.e., such plants contain less than 0.3% THC on a “dry weight basis” – the legality of the Company’s High THC Products is uncertain at the federal level in the United States, and unlawful or uncertain at the state level in many states in the United States.  For example, many states have banned the sale of High THC Products, or only allow these products to be sold through regulated adult-use dispensaries. Other states expressly permit High THC Products. At the federal level, the legality of High THC Products remains unclear, including, without limitation, under the CSA, Federal Analogue Act, and FDCA. As a result, there is a risk that state agencies and federal agencies (including, without limitation, the DEA and FDA) could consider the Company’s High THC Products illegal. Possession, distribution, sale, or trafficking of any Schedule I controlled substance is subject to substantial criminal penalties and could have a Material Adverse Effect.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

In addition, the Company’s High THC Products may elicit psychoactive effects in consumers in the same manner as Delta-9 THC derived from “marihuana.” Should the Company become subject to any enforcement action by any federal or state agencies, the Company could be: (i) forced to stop offering some or all of its High THC Products, and/or (ii) subject to civil or criminal sanctions or other enforcement actions. Any of the foregoing could have a Material Adverse Effect. In addition, any enforcement action at the federal and/or state level could adversely impact the Company’s listings on the TSXV and Nasdaq.

NDI Objection by FDA

There is substantial uncertainty and different interpretations among state and federal regulatory agencies, legislators, academics and businesses as to whether CBDs were present in the food supply and marketed prior to October 15, 1994, or whether such inclusion of CBDs is otherwise approved by the FDA as dietary ingredients. Under DSHEA dietary ingredients marketed in the U.S. prior to October 15, 1994 may be used in dietary supplements without notifying the FDA. “New” dietary ingredients (i.e., dietary ingredients “not marketed in the United States before October 15, 1994”) must be the subject of a new dietary ingredient notification submitted to the FDA unless the ingredient has been “present in the food supply as an article used for food” and is not “chemically altered.” Any new dietary ingredient notification must provide the FDA with evidence of a “history of use or other evidence of safety” establishing that use of the dietary ingredient “will reasonably be expected to be safe.” There is substantial uncertainty and different interpretations as to whether CBDs are by definition an impermissible adulterant due to cannabis being a controlled substance under the CSA. The uncertainties cannot be resolved without further federal legislation, regulation or a definitive judicial interpretation of existing legislation and rules. A determination that Hemp products containing CBDs were not present in the food supply, marketed prior to October 15, 1994, are not otherwise permissible for use as a dietary ingredient or are adulterants would have a Material Adverse Effect. The Company could be required to submit an NDI notification to the FDA with respect to Hemp extracts. If FDA objects to the Company’s NDI notification, this would have a Material Adverse Effect.

Public Company Consequences

The Company’s status as a reporting issuer may increase price volatility due to various factors, including the ability to buy or sell its Common Shares, different market conditions in different capital markets and different trading volumes. In addition, low trading volume may increase the price volatility of the Common Shares. The increased price volatility could have a Material Adverse Effect.

In addition, as a reporting issuer, the Company and its business activities will be subject to the reporting requirements of Applicable Securities Laws, and the listing requirements of the TSXV, Nasdaq and such other stock exchanges on which its Common Shares may from time to time be listed. Compliance with such rules and regulations will increase the Company’s legal and financial costs making some activities more difficult, time consuming or costly and increase demand on its systems and resources.

Market for Securities

There is currently no market through which the securities of the Company (other than the Common Shares and a limited number of Warrants) may be sold. This may affect the pricing of the securities of the Company in the secondary market, the transparency and availability of trading prices, the liquidity of such securities and the extent of issuer regulation. There can be no assurance that an active trading market of securities of the Company, other than the Common Shares, will develop or, if developed, that any such market will be sustained. There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and Nasdaq. Investors may not be able to sell their Common Shares quickly, at all, or at the latest market price if trading in the securities is not active.

Market Price of Securities

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced substantial volatility in the past, and recently, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors included macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities (including the Common Shares) is also

60

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

likely to be affected by the Company’s financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the Company’s securities include, but are not limited to, the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not follow the Company’s securities, lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of the Company’s securities, and a substantial decline in the price of the Company’s securities that persists for a significant period of time could cause the Company’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity. As a result of any of these factors, the market price of the Company’s securities at any given point in time may not accurately reflect the long-term value of the Company. Class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert Management’s attention and resources.

The Company is Dependent Upon a Limited Number of Key Suppliers

In the event that their suppliers are unable or unwilling to manufacture the Company’s products then this may cause disruption to the Company’s operations. To mitigate this risk the Company has established relationships with a number of additional suppliers, however, switching production to these suppliers may cause delays which will impact the Company’s revenues and therefore its financial position may be negatively affected.

Conflicts of Interest

The Company may, from time to time, be subject to various potential conflicts of interest due to the fact that some of its officers, directors and consultants may be engaged in a range of outside business activities. The executive officers, directors and consultants of the Company may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the executive officers, directors and consultants of the Company may have fiduciary obligations associated with these outside business interests that interfere with their ability to devote time to its business and that could have a Material Adverse Effect. These outside business interests could also require significant time and attention of the Company’s executive officers, directors and consultants.

In addition, the Company may also become involved in other transactions which conflict with the interests of its directors, officers and consultants who may from time to time deal with persons, firms, institutions or companies with which the Company may be dealing, or which may be seeking investments similar to those desired by the Company. The interests of these persons could conflict with those of the Company. Further, from time to time, these persons may also be competing with the Company for available investment opportunities.

Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. In particular, in the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Product Viability

If the Hemp products the Company sells are not perceived to have the effects intended by the end user, its business may suffer. Many of the Company’s products contain innovative ingredients or combinations of ingredients. There is little long-term data with respect to efficacy, unknown side effects and/or interaction with individual human biochemistry. Moreover, there is little long-term data with respect to efficacy, unknown side effects and/or its interaction with individual animal biochemistry. As a result, the Company’s products could have certain side effects if not taken as directed or if taken by an end user that has certain known or unknown medical conditions.

61

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Fraudulent or Illegal Activity

The Company is exposed to the risk that its employees, independent contractors, consultants, service providers and licensors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional undertakings of unauthorized activities, or reckless or negligent undertakings of authorized activities, in each case on the Company’s behalf or in their services that violate (a) various applicable laws, including healthcare laws, (b) applicable laws that require the true, complete and accurate reporting of financial information or data, or (c) the terms of the Company’s agreements with third parties. Such misconduct could expose the Company to, among other things, class actions and other litigation, increased regulatory inspections and related sanctions, and lost sales and revenue or reputational damage.

The Company cannot always identify and prevent misconduct by its employees and other third parties, including third party service providers, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown, unanticipated or unmanaged risks or losses or in protecting it from governmental investigations or other actions or lawsuits stemming from such misconduct. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on its business, including the imposition of civil, criminal or administrative penalties, damages, monetary fines and contractual damages, reputational harm, diminished profits and future earnings or curtailment of its operations.

Internal Controls

Effective internal controls are necessary for the Company to provide reliable financial reports and to help prevent fraud. Although the Company has, and will continue to develop and implement, a number of procedures and safeguards in order to help ensure the reliability of its financial reports, including those imposed on the Company under applicable laws, in each case the Company cannot be certain that such measures will ensure that the Company maintains adequate control over financial processes and reporting. Any failure to implement required, new, or improved controls, or difficulties encountered in their implementation, could have a Material Adverse Effect or cause the Company to fail to meet its reporting obligations under applicable laws. Further, in the event that the Company or its auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in the Company’s consolidated financial statements and could have a Material Adverse Effect.

Please see “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting” for a discussion on the weaknesses identified by Management in connection with the Company’s internal controls. These weaknesses could have a Material Adverse Effect.

Success of Quality Control Systems

The quality and safety of the Company’s products are critical to the success of its business and operations. As such, it is imperative that the Company’s (and its service provider’s) quality control systems operate effectively and successfully. Quality control systems can be negatively impacted by the design of the quality control systems, the quality training program, and adherence by employees to quality control guidelines. Any significant failure or deterioration of such quality control systems could have a Material Adverse Effect.

Banking

Since the production and possession of cannabis is currently illegal under U.S. federal law and the Company relies on exemptions promulgated pursuant to the 2014 and the 2018 Farm Bills, it is possible that banks may refuse to open bank accounts for the deposit of funds from businesses involved with the cannabis industry. The inability to open bank accounts with certain institutions could have a Material Adverse Effect.

On December 3, 2019, the Federal Reserve Board, Federal Deposit Insurance Corporation, Financial Crimes Enforcement Network, and Office of the Comptroller of the Currency in consultation with the Conference of State Bank Supervisors, issued a statement to

62

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

provide clarity regarding the legal status of commercial growth and production of Hemp and relevant requirements for banks under the Bank Secrecy Act. The statement emphasized that banks were no longer required to file suspicious activity reports for customers solely because they are engaged in the growth or cultivation of Hemp in accordance with applicable laws and regulations. Regulatory uncertainty in respect of the laws, rules, regulations and directives facing banks which provide services to CBD and cannabis industry participants, if revised or resolved unfavorably to the Company’s interest, may have a Material Adverse Effect.

General Economic Risks

The operations of the Company could be affected by the economic context should interest rates, inflation or the unemployment level reach levels that influence consumer trends and spending and, consequently, impact the sales and profitability of the Company. Investors should further consider, among other factors, the prospects for success, of the Company, in light of the risks and uncertainties encountered by companies that, like the Company, are in their early stages. The Company may not be able to effectively or successfully address such risks and uncertainties or successfully implement operating strategies to mitigate the impact of such risks and uncertainties. In the event that the Company fails to do so, such failure could materially harm its business and could result in a Material Adverse Effect.

Management of Growth

To manage growth effectively and continue the sale and distribution of cannabis and cannabis products at the same pace as currently undertaken, or at all, the Company will need to continue to implement and improve its operational and financial systems and to expand, train and manage its larger employee base. The ability of the Company to manage growth effectively may be affected by a number of factors, including, among other things, non-performance by third party contractors and suppliers, increases in materials or labour costs, and labour disputes. The inability of the Company to manage or deal with growth could have a Material Adverse Effect.

Additional Capital

The continued development of its business may require additional financing, and any failure to raise such capital could result in the delay or indefinite postponement of the current and future business strategy of the Company, or result in the Company ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders of the Company could suffer significant dilution, and any new equity securities issued could have rights, preferences, and privileges superior to those of the Common Shares. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives.

In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase the debt levels of the Company above industry standards and impact the ability of the Company to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for the Company to obtain additional capital and pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that the Company would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

Sales of a Significant Number of Securities

The Company cannot predict the size of future issuances of debt or equity securities or the effect, if any, that such future issuances will have on the market price of the Company’s securities. Sales of a substantial number of securities in the public markets by the Company or its significant securityholders, or the perception that such sales could occur, could depress the market price of the Company’s securities and impair its ability to raise capital through the sale of additional securities. The Company cannot predict the

63

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

effect that future sales of securities would have on the market price of the securities. The price of the securities could be affected by possible sales of the securities by hedging or arbitrage trading activity which the Company expects to occur involving its securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per security.

Inability to Develop New Products or Find Market

The cannabis industry is in its early stages of development and it is likely that the Company, and existing and future competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, the Company may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by the Company. In addition, the Company may be required to obtain additional regulatory approvals from applicable cannabis and Hemp regulatory authorities and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. On October 17, 2019, new regulations under the Cannabis Act came into force, permitting the production and sale of cannabis edibles, extracts, and topicals. The impact of these regulatory changes on the business is unknown. The Company may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, could have a Material Adverse Effect.

Product Obsolescence

The cannabis market and associated products and technology are rapidly evolving, both domestically and internationally. As a result, the Company may be unable to anticipate and/or respond to developments in a timely and cost-efficient manner. The process of developing new products is complex and requires significant costs, development efforts, and third-party commitments. Any failure on the part of the Company to develop new products and technologies and/or the potential disuse of the existing products of the Company and technologies could have a Material Adverse Effect. The success of the Company will depend, in part, on the ability of the Company to continually invest in research and development and enhance existing technologies and products in a competitive manner. However, there can be no guarantee that the Company will be able to invest in research and development and enhance existing technologies and products in a competitive and timely manner, and any failure to do so could have a Material Adverse Effect.

Restrictions on Branding and Advertising

The success of the Company depends on the ability of the Company to attract and retain customers. applicable laws strictly regulate the way cannabis is packaged, labelled, and displayed. The associated provisions are quite broad and are subject to change. As at the date of this MD&A, applicable laws prohibit the use of testimonials and endorsements, depiction of people, characters and animals and the use of packaging that may be appealing to young people. Existing and future restrictions on the packaging, labelling, and the display of cannabis and cannabis products may adversely impact the ability of the Company to establish brand presence, acquire new customers, retain existing customers and maintain a loyal customer base. This could ultimately have a Material Adverse Effect.

Unfavorable Publicity or Consumer Perception

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. In general, cannabis continues to be a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. Consumer perception of the products of the Company may, from time to time, be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis and cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a Material Adverse Effect, including by affecting the demand for the Company’s products and its business. In particular, adverse scientific research, findings, regulatory proceedings, litigation, media attention or

64

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

other research findings or publicity, whether or not accurate or with merit, could have a Material Adverse Effect, and could affect the demand for the products of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or the products of the Company specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have a Material Adverse Effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately, or as directed.

Lastly, the parties with which the Company does business from time to time may perceive that they are exposed to reputational risk as a result of its business, which could make it difficult for the Company to establish or maintain banks and other business relationships. Any failure to establish or maintain such business relationships could have a Material Adverse Effect.

Acquisitions or Dispositions

Since its inception, the Company has completed a number of significant acquisitions. Material acquisitions, dispositions, and other strategic transactions involve a number of risks, including (a) the risk that there could be a potential disruption of its business, (b) the risk that the anticipated benefits and cost savings of those transactions may not be realized fully, or at all, or may take longer to realize than expected (including the risk that perceived synergies associated with such transactions may not eventuate or are less pronounced than originally expected), (c) the risk that the transactions will result in an increase in the scope and complexity of the operations of the Company which the Company may not be able to managed effectively, and (d) the risk of a loss or reduction of control over certain assets of the Company.

The presence of one or more material liabilities and/or commitments of an acquired company that are unknown to the Company at the time of acquisition could have a Material Adverse Effect. A strategic transaction may also result in a significant change in the nature of its business, operations and strategy of the Company. In addition, the Company may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into the existing operations of the Company.

Further, the Company intends to continue to seek viable market opportunities to grow its business both organically and through acquisitions, dispositions, and other strategic transactions. Any inability, on the Company’s part, to successfully identify and/or execute on such transactions in a timely manner could have a Material Adverse Effect. In particular, the Company may, in pursuing such transactions, devote considerable resources and incur significant expenses (including on, among other things, conducting due diligence and negotiating the relevant agreements and instruments). In the event that a proposed acquisition or disposition is not completed on the terms and within the timelines anticipated, such expenses may reduce the profitability of the Company and could have a Material Adverse Effect.

Holding Company Risk

The Company is a holding company. Essentially, all of the Company’s operating assets are the capital stock of its subsidiaries, and substantially all of its business is conducted through its subsidiaries which are separate legal entities. Consequently, the Company’s cash flows and ability to pursue future business and expansion opportunities are dependent on the earnings of the Company’s subsidiaries and the distribution of those earnings to the Company. The ability of the Company to pay dividends and other distributions will depend on the operating results of its subsidiaries and will be subject to applicable laws (which require that certain solvency and capital standards be maintained by the Company) and applicable contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of such subsidiaries before any assets are made available for distribution to the Company.

Challenging Global Financial Conditions

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by governmental entities. Global financial conditions could suddenly and rapidly destabilize

65

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

in response to future events as governmental entities may have limited resources to respond to future crises. Global capital markets have continued to display increased volatility in response to global events. Future crises may be precipitated by any number of causes including natural disasters, the outbreak of communicable disease, geopolitical instability, and changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the ability of the Company, or the ability of the operators of the companies in which the Company may, from time to time, hold interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. In the event that increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, such events could result in a Material Adverse Effect.

Litigation

The Company may, from time to time, become party to regulatory proceedings, litigation, mediation, and/or arbitration from time to time in the ordinary course of business, which could have a Material Adverse Effect. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, can divert Management’s attention and resources and can cause the Company to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While the Company may have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation could have a Material Adverse Effect. Litigation may also create a negative perception of the Company. Any decision resulting from any such litigation could have a Material Adverse Effect.

Dividend Policy

The declaration, timing, amount and payment of dividends are at the discretion of the Board and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis.

Customer Acquisitions

The success of the Company depends, in part, on the ability of the Company to attract and retain customers. There are many factors which could impact the Company’s ability to attract and retain customers, including but not limited to the ability to continually source desirable and effective product, the successful implementation of customer-acquisition plans and the continued growth in the aggregate number of customers. Any failure to acquire and retain customers would have a Material Adverse Effect.

Risks Inherent in an Agricultural Business

The business of certain suppliers of the Company involves the growth and cultivation of cannabis. Cannabis is an agricultural product, and as such, the business of growing and cultivating cannabis is subject to the customary risks inherent in the agricultural business, such as insects, plant diseases and similar agricultural risks. Weather conditions, which can vary substantially from year to year, may from time to time also have a significant impact on the size and quality of the harvest of the crops processed and sold by certain suppliers of the Company. Significant fluctuations in the total harvest could impact the ability of the Company to operate. Further, high degrees of quality variance can also affect the ability of the Company to obtain and retain customers. There can be no assurance that natural elements will not have a material adverse effect on the cannabis and cannabis products produced by suppliers of the Company, which could have a Material Adverse Effect.

Uninsured or Uninsurable Risks

While the Company may have insurance to protect its assets, operations, and employees, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed. No assurance can be given that such insurance will be adequate to cover the liabilities of the Company or that it will be available in the future or at all, and that it will be commercially justifiable. The Company may be subject to liability for risks against which the Company cannot insure or against

66

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

which the Company may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available to the Company for normal business activities. Payment of liabilities for which the Company does not carry insurance could have a Material Adverse Effect.

Wholesale Price Volatility

The cannabis industry is a margin-based business in which gross profits depend, among other things, on the excess of sales prices over costs. Consequently, profitability is sensitive to fluctuations in wholesale and retail prices caused by changes in supply (which itself depends on other factors such as weather, fuel, equipment and labour costs, shipping costs, economic situation and demand), taxes, government programs and policies for the cannabis industry (including price controls and wholesale price restrictions that may be imposed by provincial agencies responsible for the sale of cannabis) and other market conditions, all of which are factors beyond the control of the Company, and which could have a Material Adverse Effect.

Intellectual Property

The success of the Company depends, in part, on the ability to protect the Company’s ideas and technologies. As such, the ownership and protection of current and future trademarks, patents, trade secrets and intellectual property rights of the Company, as applicable, are currently, and are expected to be, key aspects of the future success of the Company. However, registration of trademarks, patents and other intellectual property could potentially be rejected by the governing authorities of the regions in which the Company is currently pursuing, or will from time to time pursue, business opportunities and the validity of any registrations granted may subsequently be challenged by third-parties. The outcome of these registration and validity challenge processes is unpredictable.

In addition, unauthorized parties may attempt to replicate or otherwise obtain and use the current and future products and technologies of the Company. Policing the unauthorized use of the current or future trademarks, patents, trade secrets or intellectual property rights of the Company could be difficult, expensive, time-consuming and unpredictable, as may be enforcing these rights against unauthorized use by others. Identifying unauthorized use of intellectual property rights is difficult as the Company may be unable to effectively monitor and evaluate the products being distributed by its competitors, including parties such as unlicensed dispensaries, and the processes used to produce such products. In addition, in any infringement proceeding, some or all of the trademarks, patents or other intellectual property rights or other proprietary know-how, or arrangements or agreements seeking to protect the same may be found invalid, unenforceable, anti-competitive or not infringed. An adverse result in any litigation or defense proceedings could put one or more of the trademarks, patents or other intellectual property rights at risk of being invalidated or interpreted narrowly and could put existing intellectual property applications at risk of not being issued. Any or all of such events, to the extent involving the Company, could have a Material Adverse Effect.

Finally, other parties may claim that the products of the Company infringe on their proprietary and perhaps patent-protected rights. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, legal fees, injunctions, temporary restraining orders and/or require the payment of damages. As well, the Company may need to obtain licenses from third parties who allege that the Company may have infringed on their lawful rights. However, such licenses may not be available on terms acceptable to the Company or at all. In addition, the Company may not be able to obtain or utilize on terms that are favorable, or at all, licenses or other rights with respect to intellectual property that the Company does not own.

Vulnerability to Rising Energy Costs

The Company’s extraction and manufacturing operations consume considerable energy, making the Company vulnerable to rising energy costs. Rising or volatile energy costs may have a Material Adverse Effect and impact the ability of the Company to operate profitably.

67

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Transportation Risks

In order for customers of the Company to receive their product, the Company relies on third party transportation services. The Company faces risks related to the transportation of Hemp and Hemp-derived products and its reliance on third party transportation services. This can cause logistical problems with, and delays in, end users obtaining their orders which the Company cannot control. Any delay by third party transportation services may adversely affect the Company’s financial performance. Due to the nature of the Business, security of product during transport is of the utmost concern. A breach of security during transport or delivery could have a Material Adverse Effect. Any breach of the security measures during transport or delivery, including any failure to comply with recommendations or requirements of applicable cannabis and Hemp regulatory authorities or other regulatory agencies, could also have an impact on the ability of the Company, as well as its suppliers’ ability to continue operating. Other risks related to the transportation of the Company’s products include but are not limited to, risks resulting from the continually evolving federal and state regulatory environment governing Hemp production, THC testing, and transportation.

Leases

The Company may, from time to time, enter into lease agreements for locations in respect of which at the time of entering such agreement, the Company does not have a license or permit to sell cannabis and cannabis products. In the event the Company is unable to obtain Authorizations to sell cannabis and cannabis products at such locations in compliance with applicable laws, such leases may become a liability of the Company without a corresponding revenue stream. In the event that the Company is unable to obtain permits and/or licenses at numerous locations for which the Company has or will have a lease obligation, this could have a Material Adverse Effect.

International Sales and Operations

The Company conducts a portion of its business in foreign jurisdictions such as the United States, U.K. and Netherlands, and is subject to regulatory compliance in the jurisdictions in which it operates from time to time. The sales operations of the Company in foreign jurisdictions are subject to various risks, including, but not limited to, exposure to currency fluctuations, political and economic instability, increased difficulty of administering business, and the need to comply with a wide variety of international and domestic laws and regulatory requirements. Further, there are a number of risks inherent in the Company’s international activities, including, but not limited to, unexpected changes in the governmental policies of Canada, the United States, U.K., Netherlands, or other foreign jurisdictions concerning the import and export of goods, services and technology and other regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign languages, longer accounts receivable payment cycles, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, and difficulties supervising and managing local personnel. The financial stability of foreign markets could also affect the Company’s international sales. Such factors may have a Material Adverse Effect. In addition, international income may be subject to taxation by multiple jurisdictions, which could also have a Material Adverse Effect.

Regulatory Intervention Impacting on the Marketability of CBD Products in the U.K.

All of Blessed CBD’s products that are ingestible and that contain CBD are regarded by the U.K. and European food standards regulators as novel foods. On February 13, 2019, the FSA issued a statement confirming that in order for CBD products to be sold in the U.K. after March 31, 2021, that a novel foods application must be submitted to it prior to March 31, 2021. Blessed CBD has submitted a number of Novel Foods applications in respect of its products prior to the March 31, 2021 deadline but which have not yet been validated by the FSA. When that process is complete, the FSA will spend up to nine months (on a start/stop the clock basis if further information is needed) to carry out a risk assessment of the products and then up to a further seven months for any subsequent risk management considerations and an authorization decision. The Board expects the FSA to validate the products by the end of 2021 and to formally approve the applications by the end of 2022. The Board is therefore confident that Blessed CBD’s applications will be successful although there are no guarantees. While the Board believes this is unlikely, if the application for any product is not successful then Blessed CBD will have to cease marketing such product in the U.K. This will inevitably decrease the Company’s revenues from the U.K. market and have a negative financial impact on the Company.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Corruption and Anti-Bribery Law Violations

The Company is subject to applicable laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery and anti-money laundering laws of foreign jurisdictions in which it may from time to time conduct its business. The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct, whether prohibited under the Company’s policies and procedures or under anti-bribery laws, for which the Company may be directly or indirectly held responsible. There can be no assurance that the Company’s internal control policies and procedures from time to time in effect will protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a Material Adverse Effect.

Applicable Privacy Laws

The Company may from time to time collect and store personal information about its customers and will be responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly client lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach could have a Material Adverse Effect.

Failure to Manage Growth Successfully

The Company’s business has grown rapidly in the last year. The Company’s growth places a strain on managerial, financial, and human resources.  The Company will need to provide adequate operational, financial and management controls and reporting procedures to manage the continued growth in the number of employees, scope of operations and financial systems as well as the geographic area of operations. Expanding its business into new geographic areas requires the Company to incur costs, which may be significant, before any associated revenues materialize. Future growth beyond the next 12 months will depend upon several factors, including but not limited to the Company’s ability to:

•

issue further equity and/or take on further debt to fund the completion of the Company’s expansion plans, including the build-out of new recreational cannabis stores and the expansion of its client base.

•	hire, train, and manage additional employees to provide agreed upon services.
•	execute on and successfully integrate acquisitions; and
•	expand the Company’s internal management to maintain control over operations and provide support to other functional areas within High Tide.

High Tide’s inability to achieve any of these objectives could harm the Company’s business, financial condition, reputation, and operating results.

Dependence on Key Personnel

The success of the Company is dependent upon the ability, expertise, judgment, discretion and good faith of Key Personnel. The future success of the Company depends on their continuing ability to attract, develop, motivate, and retain the Key Personnel. Qualified individuals for Key Personnel positions are in high demand, and the Company may incur significant costs to attract and retain them. The loss of the services of Key Personnel, or an inability to attract other suitably qualified persons when needed, could have a Material Adverse Effect, and the Company may be unable to find adequate replacements on a timely basis, or at all. While employment and consulting agreements are customarily used as a primary method of retaining the services of Key Personnel, these agreements cannot assure the continued services of such individuals and consultants.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Ancillary Business in the United States Cannabis Industry

The Company derives a portion of its revenues from the cannabis industry in certain States. The Company is not directly or indirectly engaged in the manufacture, importation, possession, use, sale, or distribution of cannabis in the recreational or medical cannabis industry in the U.S., however, the Company may be considered to have ancillary involvement in the U.S. cannabis industry. Due to the current business and any future opportunities, the Company may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct or indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described in this MD&A.

Competition

The market for businesses in the CBD and Hemp oil industries are competitive and evolving. In particular, the Company faces strong competition from both existing and emerging companies, that offer similar products. Some of the Company’s current and potential competitors may have longer operating histories and greater financial resources (including technical, marketing, and other resources compared to the Company). Such companies may be able to devote greater resources to the development, promotion, sale and support of their respective products and services. Such companies may also have more extensive customer bases and broader customer relationships and may make it increasingly difficult for the Company to, among other things, enter into favorable business agreements, negotiate favourable prices, recruit, or retain qualified employees, and acquire the capital necessary to fund capital investments by the Company.

In addition, Management estimates that, as at the date of this MD&A, there may be currently hundreds of applications for Retail Store Authorizations being processed by applicable cannabis regulatory authorities. The number of Authorizations granted, and the number of retail cannabis store operators ultimately authorized by applicable cannabis regulatory authorities, could have an adverse impact on the ability of the Company to compete for market share in the cannabis market within various jurisdictions in Canada. The Company also faces competition from illegal cannabis dispensaries, engaged in the sale and distribution of cannabis to individuals without valid Authorizations.

Given the rapid changes affecting the global, national, and regional economies generally and the CBD industry, in particular, the Company may not be able to create and maintain a competitive advantage in the marketplace. The Company’s success will depend on its ability to keep pace with any changes in such markets, especially in light of legal and regulatory changes. Its success will depend on the Company’s ability to respond to, among other things, changes in the economy, market conditions, and competitive pressures. Any failure by the Company to anticipate or respond adequately to such changes could have a Material Adverse Effect.

Lastly, as the cannabis market continues to mature, both domestically and internationally, the overall demand for products and the number of competitors may be expected to increase significantly. Such increases may also be accompanied by shifts in market demand, and other factors that Management cannot currently anticipate, and which could potentially reduce the market for the products of the Company, and ultimately have a Material Adverse Effect.

In order to remain competitive in the evolving cannabis market, the Company will need to invest significantly in, among other things, research and development, market development, marketing, production expansion, new client identification, distribution channels, and client support. In the event that the Company is not successful in obtaining sufficient resources to invest in these areas, the ability of the Company to compete in the cannabis market may be adversely affected, which could have a Material Adverse Effect.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Failure to Secure Retail Locations

One of the factors in the growth of the Company’s cannabis retail business depends on the Company’s ability to secure attractive locations on terms acceptable to the Company. The Company faces competition for retail locations from its competitors and from operators of other businesses.  There is no assurance that future locations will produce the same results as past locations.

Cyber Risks

The Company and its third-party services provider’s information systems are vulnerable to an increasing threat of continually evolving cybersecurity risks. These risks may take the form of malware, computer viruses, cyber threats, extortion, employee error, malfeasance, system errors or other types of risks, and may occur from inside or outside of the respective organizations.  The operations of the Company depend, in part, on how well networks, equipment, information technology systems and software are protected against damage from several threats. The failure of information systems or a component of information system could, depending on the nature of any such failure, could have a Material Adverse Effect.

Risk of Enforcement of U.S. Federal Laws

There can be no assurance that the U.S. federal government will not seek to prosecute cases involving cannabis businesses, including those of the Company, notwithstanding compliance with the securities laws of the applicable State. Such proceedings could have a Material Adverse Effect.

Further, violations of any U.S. federal laws could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a Material Adverse Effect, including on its reputation and ability to conduct business, its ability to list its securities on stock exchanges, its financial position, its operating results, its profitability or liquidity or the value of its securities. In addition, the time of Management and advisors of the Company and resources that would be needed for the investigation of any such matters, or their final resolution could be substantial.

Epidemics and Pandemics (including COVID-19)

The Company faces risks related to health epidemics, pandemics, and other outbreaks of communicable diseases, which could significantly disrupt its operations and could have a Material Adverse Effect. In particular, the Company could be adversely impacted by the effects of COVID-19, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2). Since December 31, 2019, the outbreak of COVID-19 has led governments worldwide to enact emergency measures to combat the spread of the virus. These measures, which include, among other things, the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally, resulting in an economic slowdown. Such events may result in a period of business disruption, and in reduced operations, any of which could have a Material Adverse Effect.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

As of the date of this MD&A, the duration and the immediate and eventual impact of COVID-19 remains unknown. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its industry partners. To date, several businesses have suspended or scaled back their operations and development as cases of COVID-19 have been confirmed, for precautionary purposes or as governments have declared a state of emergency or taken other actions. However, the exact extent to which COVID-19 impacts, or will impact the Company’s business will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the pandemic and the actions taken to contain or treat COVID-19 (including recommendations from public health officials). In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company and its business, including without limitation, store closures or reduced operational hours or service methods, employee health, workforce productivity, reduced access to supply, increased insurance premiums, limitations on travel, the availability of experts and personnel and other factors that will depend on future developments beyond the Company’s control, which could have a Material Adverse Effect. There can be no assurance that the personnel of the Company will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased costs because of these health risks. In addition, COVID-19 represents a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have a Material Adverse Effect.

Licenses and Permits

The ability of the Company to continue its business is dependent on the good standing of various Authorizations from time to time possessed by the Company and adherence to all regulatory requirements related to such activities. The Company will incur ongoing costs and obligations related to regulatory compliance, and any failure to comply with the terms of such Authorizations, or to renew the Authorizations after their expiry dates, could have a Material Adverse Effect.

Although Management believes that the Company will meet the requirements of applicable laws for future extensions or renewals of the applicable Authorizations, there can be no assurance that applicable governmental entities will extend or renew the applicable Authorizations, or if extended or renewed, that they will be extended or renewed on the same or similar terms. If the applicable governmental entities do not extend or renew the applicable Authorizations, or should they renew the applicable Authorizations on different terms, any such event or occurrence could have a Material Adverse Effect.

The Company remains committed to regulatory compliance. However, any failure to comply with applicable laws may result in additional costs for corrective measures, penalties, or restrictions on the operations of the Company. In addition, changes in applicable laws or other unanticipated events could require changes to the operations of the Company, increased compliance costs or give rise to material liabilities, which could have a Material Adverse Effect.

Cannabis Prices

A major part of the Company’s revenue is derived from the sale and distribution of cannabis, as such, the profitability of the Company may be regarded as being directly related to the price of cannabis. The cost of production, sale, and distribution of cannabis is dependent on several key inputs and their related costs, including equipment and supplies, labour and raw materials related to the growing operations of cannabis suppliers, as well other overhead costs such as electricity, water, and utilities. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could have a Material Adverse Effect. Further, any inability to secure required supplies and services or to do so on favourable terms could have a Material Adverse Effect. This includes, among other things, changes in the selling price of cannabis and cannabis products set by the applicable province or territory. There is currently no established market price for cannabis and the price of cannabis is affected by numerous factors beyond the Company’s control. Any price decline could have a Material Adverse Effect.

The operations of the Company may be sensitive to changes in the price of cannabis and the overall condition of the cannabis industry.

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Difficulty to Forecast

The Company relies, and will need to rely, largely on its own market research to forecast industry statistics as detailed forecasts are not generally obtainable, if obtainable at all, from other sources at this early stage of the adult-use cannabis industry. Failure in the demand for the adult-use cannabis products because of competition, technological change, change in the regulatory or legal landscape or other factors could have a Material Adverse Effect.

Political and Other Risks Operating in Foreign Jurisdictions

The Company has operations in various foreign markets and may have operations in additional foreign and emerging markets in the future. Such operations expose the Company to the socioeconomic conditions as well as the laws governing the controlled substances industry in such foreign jurisdictions. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; fluctuations in currency exchange rates, military repression, war or civil unrest, social and labour unrest, organized crime, terrorism, violent crime, expropriation and nationalization, renegotiation or nullification of existing Authorizations, changes in taxation policies, restrictions on foreign exchange and repatriation, and changes political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, the jurisdiction.

Loss of entire investment

An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider an investment in the Company.

There can be no assurance regarding the amount of income to be generated by the Company. Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

Forward-looking information may prove to be inaccurate

Investors should not place undue reliance on forward-looking information. By their nature, forward-looking information involve numerous assumptions, known and unknown risks and uncertainties, of both general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties can be found in this under the heading “Cautionary Note Regarding Forward-Looking Information”.

Future issuances or actual or potential sales of securities

The issuance by the Company of the Common Shares could result in significant dilution in the equity interest of existing shareholders and adversely affect the market price of the Common Shares. In addition, in the future, the Company may issue additional Common Shares or securities convertible into Common Shares, which may dilute existing shareholders. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. Further, additional Common Shares may be issued by the Company upon the exercise of stock options and upon the exercise or conversion of other securities convertible into Common Shares. The issuance of these additional equity securities may have a similar dilutive effect on then existing holders of Common Shares.

The market price of the Common Shares could decline as a result of future issuances by the Company, including issuance of shares issued in connection with strategic alliances, or sales by its existing holders of Common Shares, or the perception that these sales

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High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

could occur. Sales by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate, which could reduce its ability to raise capital and have an adverse effect on its business.

Discretion over the Use of Proceeds

The Company intends to use the net proceeds from the ATM Program as set forth under the section entitled “Use of Proceeds” in the ATM Prospectus Supplement; however, the Company maintains broad discretion concerning the use of the net proceeds of the ATM Program as well as the timing of their expenditure. The Company may re-allocate the net proceeds of the ATM Program if Management believes it would be in the Company’s best interest to do so and in ways that a purchaser may not consider desirable. Until utilized, the net proceeds of the ATM Program will be held in cash balances in the Company’s bank account or invested at the discretion of the Board. As a result, a purchaser will be relying on the judgment of Management for the application of the net proceeds of the ATM Program. The results and the effectiveness of the application of the net proceeds are uncertain. If the net proceeds are not applied effectively, the Company’s results of operations may suffer, which could adversely affect the price of the Common Shares on the open market.

Sales of a Significant Number of Securities

The Company cannot predict the size of future issuances of debt or equity securities or the effect, if any, that such future issuances will have on the market price of the Company’s securities. Sales of a substantial number of securities in the public markets by the Company or its significant securityholders, or the perception that such sales could occur, could depress the market price of the Company’s securities and impair its ability to raise capital through the sale of additional securities. The Company cannot predict the effect that future sales of securities would have on the market price of the securities. The price of the securities could be affected by possible sales of the securities by hedging or arbitrage trading activity which the Company expects to occur involving its securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and may experience dilution in our earnings per security.

Additional Financing

The continued development of the Company will require additional financing. There is no guarantee that the Company will be able to achieve its business objectives. The Company intends to fund its future business activities by way of additional offerings of equity and/or debt financing as well as through anticipated positive cash flow from operations in the future. The failure to raise or procure such additional funds or the failure to achieve positive cash flow could result in the delay or indefinite postponement of current business objectives. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on terms acceptable to the Company. If additional funds are raised by offering equity securities, existing shareholders could suffer significant dilution. Any debt financing secured in the future could involve the granting of security against assets of the Company and also contain restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for the Company to obtain additional capital and to pursue business opportunities, including potential acquisitions. The Company will require additional financing to fund its operations until positive cash flow is achieved. See “Cash Flow from Operations”.

The Market Price of the Common Shares is Volatile and May Not Accurately Reflect the Long-Term Value of the Company

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies has experienced substantial volatility in the past. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

74

High Tide Inc.
Management’s Discussion and Analysis
For the years ended October 31, 2022 and 2021 (In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

No Guarantee of an Active Liquid Market for Securities

There is no guarantee that an active trading market for the Common Shares will be maintained on the TSXV and Nasdaq. Investors may not be able to sell their Common Shares quickly, at all, or at the latest market price if trading in the securities is not active.

Trading of the Common Shares May Be Restricted by the SEC’s “Penny Stock” Regulations Which May Limit a Stockholder’s Ability to Buy and Sell the Common Shares

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price (as defined) less than US$5.00 per share or an exercise price of less than US$5.00 per share, subject to certain exceptions. The Common Shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors” (as defined in the U.S. Securities Act). The penny stock rules require a broker-dealer to provide very specific disclosure to a customer who wishes to purchase a penny stock, prior to the purchase. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade the Company’s securities.

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